UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$  : Argentine peso

US$  : US dollar

$4.918 = US$1 as of December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 28, 2013

PRICE WATERHOUSE & CO. S.R.L.

by Alejandro P. Frechou	(Partner)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	4	3,168	2,882
Investments	4	561	—
Trade receivables, net	5	2,181	1,790
Other receivables, net	6	457	308
Inventories, net	7	633	536
Total current assets		7,000	5,516
Non-Current Assets
Trade receivables, net	5	23	30
Deferred income tax asset	14	62	—
Other receivables, net	6	122	108
Investments	4	70	1
Property, plant and equipment, net	8	9,035	8,247
Intangible assets, net	9	1,514	1,488
Total non-current assets		10,826	9,874
TOTAL ASSETS		17,826	15,390
LIABILITIES
Current Liabilities
Trade payables	10	3,660	3,408
Deferred revenues	11	362	292
Financial debt	12	43	441
Salaries and social security payables	13	638	539
Income tax payables	14	458	605
Other taxes payables	15	558	463
Other liabilities	16	42	37
Provisions	17	134	173
Total current liabilities		5,895	5,958
Non-Current Liabilities
Trade payables	10	20	—
Deferred revenues	11	329	307
Financial debt	12	101	115
Salaries and social security payables	13	128	136
Deferred income tax liabilities	14	220	210
Income tax payables	14	12	13
Other liabilities	16	51	72
Provisions	17	907	782
Total non-current liabilities		1,768	1,635
TOTAL LIABILITIES		7,663	7,593
EQUITY
Equity attributable to Nortel (Controlling Company)	19	5,457	4,022
Non-controlling interest	19	4,706	3,775
TOTAL EQUITY		10,163	7,797
TOTAL LIABILITIES AND EQUITY		17,826	15,390

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
Revenues	21	22,117	18,498	14,627
Other income	21	79	30	25
Total revenues and other income		22,196	18,528	14,652
Employee benefit expenses and severance payments	22	(3,276)	(2,615)	(1,980)
Interconnection costs and other telecommunication charges	22	(1,707)	(1,497)	(1,377)
Fees for services, maintenance, materials and supplies	22	(2,114)	(1,723)	(1,336)
Taxes and fees with the Regulatory Authority	22	(2,019)	(1,607)	(1,257)
Commissions	22	(1,949)	(1,515)	(1,155)
Cost of equipments and handsets	22	(2,043)	(1,640)	(1,197)
Advertising	22	(660)	(599)	(441)
Provisions	17	(153)	(225)	(130)
Bad debt expenses	5	(275)	(169)	(119)
Restructuring costs	22	(90)	—	—
Other operating expenses	22	(1,354)	(969)	(802)
Depreciation and amortization	22	(2,612)	(2,158)	(1,712)
Gain on disposal of property, plant and equipment	22	8	22	7
Operating income	23	3,952	3,833	3,153
Finance income	24	581	348	208
Finance expenses	24	(394)	(348)	(500)
Net income before income tax expense		4,139	3,833	2,861
Income tax expense	14	(1,464)	(1,394)	(1,076)
Net income for the year		2,675	2,439	1,785

Attributable to:
Nortel (Controlling Company)		1,413	1,273	895
Non-controlling interest		1,262	1,166	890
		2,675	2,439	1,785

Basic and diluted earnings per share attributable to Nortel (Controlling Company)

Ordinary shares	25	135.32	121.91	85.71
Class “B” preferred shares	25	470.39	423.79	297.95

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2012	2011	2010

Net income for the year	2,675	2,439	1,785

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	90	27	18
Other components of the comprehensive income, net of tax	90	27	18

Total comprehensive income for the year	2,765	2,466	1,803

Attributable to:
Nortel (Controlling Company)	1,446	1,283	902
Non-controlling interest	1,319	1,183	901
	2,765	2,466	1,803

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Capital stock (1)		Inflation	Share issue	Economic Rights Class “A” preferred shares		Voluntary reserve for future	Currency			Equity attributable to
	Common stock	Preferred shares	adjustment of capital stock	premiums (1)	included in financial debt	Legal reserve	dividends payments	translation adjustment	Retained earnings	Total	non-controlling interest	Total Equity

Balances as of January 1, 2010	53	25	125	896	(1,156)	180	—	7	1,707	1,837	2,581	4,418
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	184	—	—	—	(184)	—	—	—
Dividends (2)	—	—	—	—	—	—	—	—	—	—	(476)	(476)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	895	895	890	1,785
Other comprehensive income	—	—	—	—	—	—	—	7	—	7	11	18
Total Comprehensive Income	—	—	—	—	—	—	—	7	895	902	901	1,803
Balances as of December 31, 2010	53	25	125	896	(972)	180	—	14	2,418	2,739	3,006	5,745
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	112	—	—	—
- Dividends (3)	—	—	—	—	34	—	—	—	(34)	—	—	—
- Redemption of Class “A” preferred shares (3)	—	(2)	(4)	(190)	196	—	—	—	—	—	—	—
- Dividends (4)	—	—	—	—	—	—	—	—	—	—	(414)	(414)
- Dividends (5)	—	—	—	—	82	—	—	—	(82)	—	—	—
- Redemption of Class “A” preferred shares (5)	—	(4)	(7)	(338)	349	—	—	—	—	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	—	10	—	10	17	27
Total Comprehensive Income	—	—	—	—	—	—	—	10	1,273	1,283	1,183	2,466
Balances as of December 31, 2011	53	19	114	368	(423)	180	—	24	3,687	4,022	3,775	7,797
Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	53	—	—	—
- Voluntary reserve for future dividends payments	—	—	—	—	—	—	3,483	—	(3,483)	—	—	—
- Dividends (7)	—	—	—	—	113	—	(124)	—	—	(11)	—	(11)
- Redemption of Class “A” preferred shares (7)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—
- Dividends (8)	—	—	—	—	—	—	—	—	—	—	(365)	(365)
- Núcleo’s dividends (9)	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	1,413	1,413	1,262	2,675
Other comprehensive income	—	—	—	—	—	—	—	33	—	33	57	90
Total Comprehensive Income	—	—	—	—	—	—	—	33	1,413	1,446	1,319	2,765
Balances as of December 31, 2012	53	15	108	15	—	180	3,359	57	1,670	5,457	4,706	10,163

(1) As of December 31, 2011 and 2010 all ordinary shares, all Series “B” Preferred shares and all Series “A” Preferred shares were issued and fully paid. As of December 31, 2012 all ordinary shares and Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012.

(2) As approved by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010.

(3) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on April 7, 2011.

(4) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 7, 2011.

(5) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on August 2, 2011.

(6) As approved by Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.

(7) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Shareholders’ Meeting held on June 13, 2012.

(8) As approved by Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 27, 2012.

(9) As approved by Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		For the years ended December 31,
	Note	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		2,675	2,439	1,785
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		293	191	133
Depreciation of property, plant and equipment	8	1,792	1,538	1,302
Amortization of intangible assets	9	820	620	410
Consumption of materials	8	125	104	92
Gain on disposal of property, plant and equipment	22	(8)	(22)	(7)
Provisions	17	235	341	191
Restructuring provision	17	54	—	—
Interest and other financial losses		(53)	118	276
Income tax expense	14	1,464	1,394	1,076
Income tax paid	4.b	(1,647)	(1,316)	(1,007)
Net increase in assets	4.b	(925)	(731)	(761)
Net increase in liabilities	4.b	190	652	756
Total cash flows provided by operating activities		5,015	5,328	4,246
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(2,465)	(2,193)	(1,758)
Intangible asset acquisitions	4.b	(861)	(807)	(594)
Proceeds from the sale of property, plant and equipment		13	39	10
Investments not considered as cash and cash equivalents	4.b	(630)	20	—
Total cash flows used in investing activities		(3,943)	(2,941)	(2,342)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	47	—	133
Payment of debt	4.b	(539)	(694)	(1,190)
Payment of interest	4.b	(13)	(14)	(76)
Payment of cash dividend	4.b and 12	(399)	(414)	(476)
Total cash flows used in financing activities		(904)	(1,122)	(1,609)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		118	31	18

INCREASE IN CASH AND CASH EQUIVALENTS		286	1,296	313
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	2,882	1,586	1,273
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	3,168	2,882	1,586

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
President

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

ADS:  Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

Argentine GAAP:  Generally Accepted Accounting Principles in force in Argentina through December 31, 2011 for the Company.

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

CNC (Comisión Nacional de Comunicaciones):  The Argentine National Communications Commission.

CNV (Comisión Nacional de Valores):  The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

Company or Nortel:  Nortel Inversora S.A.

CPP (Calling Party Pays):  The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas):  Argentine Federation of Professional Councils of Economic Sciences.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Micro Sistemas:  Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Núcleo: Núcleo S.A.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service):  A wireless communications service with systems that operate in a manner similar to cellular systems.

Personal:  Telecom Personal S.A.

PP&E:  Property, plant and equipment.

Publicom:  Publicom S.A.

Regulatory Bodies:  Collectively, the SC and the CNC.

RT:  Technical resolutions issued by the FACPCE.

SAC:  Subscriber Acquisition Costs. See Note 3.i).

SC (Secretaría de Comunicaciones):  The Argentine Secretary of Communications.

SEC:  Securities and Exchange Commission of the United States of America.

SIC:  Standing Interpretation Committee.

SMS:  Short message systems.

Sofora: Sofora Telecomunicaciones S.A.

Springville: Springville S.A.

SRMC (Servicios de Radiocomunicaciones Móviles Celular):  Mobile Cellular Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Telecom Group:  Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group:  Telecom Italia S.p.A. and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A. and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino):  Termination charges from third parties’ wireless networks.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

Universal Service or SU:  The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value-Added Services (VAS):  Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as voicemail, message signaling, caller-ID, call transferring, call waiting, call conferencing, IVR dialing, ring back tones, personal e-cards, SMS, national and international roaming, automatic call routing, access to wireless internet and access to email via BlackBerry.

VPP (Valor Patrimonial Proporcional): Equity method.

Note 1 — Description of business and basis of preparation of the consolidated financial statements

a)             The Company and its operations

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”.

Telecom Argentina commenced operations on November 8, 1990, upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”). Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition
Telecom Argentina	54.74%			11.08.90
Personal	0.01%	99.99%	Telecom Argentina	07.06.94
Micro Sistemas (a)	0.01%	99.99%	Telecom Argentina	12.31.97
Telecom USA		100.00%	Telecom Argentina	09.12.00
Springville (i)		100.00%	Personal	04.07.09
Núcleo (ii)		67.50%	Personal	02.03.98

(i)                                     Dormant entity at December 31, 2012, 2011 and 2010.

(ii)                                  Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)             Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)              Basis of preparation

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

These consolidated financial statements are prepared in accordance with RT 26 for statutory purposes. The consolidated financial statements as of December 31, 2011 were prepared in accordance with FACPCE RT 6, 8, 9, 14, 16, 17, 18, 21 and 23, as adopted by the CPCECABA. However, as from January 1, 2012, and in accordance with CNV framework, the Company must prepare its financial statements under IFRS as issued by the IASB (and as provided by RT 26). Notwithstanding, the Company had prepared the 2011 and 2010 Annual consolidated financial statements under IFRS as issued by the IASB which were included in their respective 20F, so the fiscal year 2012 is not the first IFRS adoption for the Company as provided by IAS 1.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2012 was approved by resolution of the Board of Directors’ meeting held on February 28, 2013.

d)             Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•                  the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with owners in their capacity as owners;

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law or CNV regulations have been included in the accompanying consolidated financial statements.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the CNC. The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•                  The Privatization Regulations, including the List of Conditions;

•                  The Transfer Agreement;

•                  The Licenses granted to Telecom Argentina and its subsidiaries;

•                  The Tariff Agreements; and

•                  Various governmental Decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2012

As of December 31, 2012, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•                  Local fixed telephony;

•                  Public telephony;

•                  Domestic and international long-distance telephony;

•                  Domestic and international point-to-point link services;

•                  Domestic and international telex services;

•                  VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•                  Internet access.

As of December 31, 2012, Telecom Argentina’s subsidiaries have been granted the following licenses:

•                  Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•                  Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. The SC had postponed the auction of the spectrum and estimated that it would take place in May 2012.

On September 5, 2012, Personal was notified of SC Resolution No. 71/12, by which, as provided for in Article 10 of the List of Conditions, the auction approved by SC Resolution No. 57/11 was canceled for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum, incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to ARSAT the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate.”

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network”, in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

In addition, by Article 2 of that Decree, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network”.

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

Personal Management continues evaluating the implications of SC Resolution No. 71/12 and Decree No. 2,426/12 in Telecom Argentina, as well as the necessary actions which allow Personal to continue providing high quality standards mobile services.

(c) Revocation of the licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  an interruption of all or a substantial portion of the service;

•                  a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•                  a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•                  any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•                  a reduction of Nortel interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the Regulatory Bodies;

•                  any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•                  Telecom Argentina’s bankruptcy.

If the license of Telecom Argentina was revoked, Nortel must transfer its stake in Telecom Argentina to the Regulatory Authority in trust for subsequent sale through public auction. After the sale of the shares to a new management group, the Regulatory Authority may renew the license to Telecom Argentina under terms to be determined.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•                  repeated interruptions of the services;

•                  any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•                  any encumbrance of the license;

•                  any voluntary insolvency proceedings or bankruptcy of Personal;

•                  a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•                  repeated interruptions of the services;

•                  any voluntary insolvency proceedings or bankruptcy of Núcleo;

•                  non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•                  General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

•                  Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the Number Portability Regime.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the Number Portability Regime (“NP”), covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

•                  Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers — two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers — and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of these consolidated financial statements, the auction is in pre-award stage.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/08. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provided that telecommunications services providers would affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance —particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

As of the date of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,212 (unaudited). This receivable has not yet been recorded since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting approximately to $999 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

On August 21, 2012, Telecom Argentina was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “ provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $450 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. As of the date of these consolidated financial statements, the project is still pending approval by the Regulatory Authority.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative resource against SC Resolution No. 50/12, requesting its nullity of the SC’s actions in connection with it. As of the date of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under claim of those concepts in their monthly calculations.

The Management of Personal could not assure that this issue would be favorably resolved at the administrative stage.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

On June 25, 2012, the CNC notified Telecom Argentina of an administrative complaint relating to an incident that took place on June 12, 2012, in an optic fiber link of Telecom Argentina, caused by a construction company for which Telecom Argentina is not liable, which affected the interurban and ADSL services in localities at the North Region of the country, also affecting the mobile communication services provided by Personal. Such services were quickly restored, after slightly more than two hours of labor, thanks to the networks’ redundancy. On the same date, within the same procedure, the CNC also notified Personal of an administrative complaint in connection with the problems affecting its mobile communication services.

Telecom Argentina and Personal filed their defense against such penalty procedures, exposing the arguments based on which such procedures should be left without effect. On October 11, 2012, the CNC notified Telecom Argentina and Personal that the procedures begun on June 25, 2012 were left without effect because the regulations on which the complaint was based (Article 10.1 of Annex I of Decree No. 764/00) were not applicable to Telecom Argentina nor to Personal. Nevertheless, the CNC filed a new complaint against both companies for the alleged non-compliance of the regulations provided in the List of Conditions of the Basic Telephone Service and the Mobile Telephone Service, respectively.

The Management of Telecom Argentina and Personal, with the advice of their legal counsels, believes that there are solid arguments to defend themselves against the new complaint. This incident is different from other cases reviewed by the CNC of network outages of other mobile operators occurred during the second quarter of 2012, so that any possible sanctions should not materially affect the financial and economic position of Telecom Argentina and Personal. Nevertheless, it cannot be assured that the new procedure will not result in administrative penalties that will make it necessary for Telecom Argentina and Personal to defend their rights at court.

(f) Assessment of Mobile Services: SC Resolution No. 45/12

On May 31, 2012, the SC issued Resolution No. 45/12 providing that the assessment time of calls originated in users of mobile services shall start from the moment in which the call’s recipient answers the phone in person or through a message box, until the moment in which the communication ends, and that any communications that are not answered by the recipient (either in person or through a message box) shall not be invoiced or charged in any way.

The assessment provided by Resolution No. 45 was successfully implemented by Personal as from October 11, 2012.

(g) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

As of December 31, 2012, Telecom Argentina has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2012, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(h) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of $9.5, by means of SC Resolution No. 4,269/99.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (g) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to November 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (i) below).

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina has recorded as “Non-current Other receivable” a total of $23.

(i) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all rates were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Rates were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•                  The pesification of rates;

•                  The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

•                  The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•                  The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•                  The overall impact of rates for public services on the economy and income levels;

•                  Service quality and investment plans, as contractually agreed;

•                  The customers’ interests and access to the services;

•                  The security of the systems; and

•                  The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the rates at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter will provide the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•             The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•             Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•             Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•            The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•             The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•             Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•             An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•             Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

As of the date of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(j) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

Note 3 — Significant accounting policies

a)             Going concern

The consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 have been prepared on a going concern basis as there is a reasonable expectation that Nortel will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)             Foreign currency translation

Items included in the financial statements of each of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Telecom Argentina’s foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

c)              Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d)             Consolidation

These consolidated financial statements include the accounts of Nortel with Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2012, 2011 and 2010.

Control exists when the Parent (Nortel) has the power to determine the financial and operating policies of a subsidiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and have been prepared in accordance with the same accounting policies.

e)              Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to Telecom Argentina and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

Telecom Argentina discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for Telecom Argentina and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on Telecom Argentina’s network. Revenue is recognized as services when they are provided.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 9 years in the case of fixed telephony).

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Revenue on construction contracts recognized in the years ended December 31, 2011 and 2010 amounted to $25, $14, respectively. No revenue on construction contracts was recorded for year 2012.

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

Telecom Argentina provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), Telecom Argentina and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f)               Financial instruments

f.1) Financial assets

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies notes and government bonds (whereas, in both cases, Telecom Group’s intention is to hold them until its maturity date) are measured at amortized costs.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Telecom Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

Until the redemption of the shares on June 14, 2012 and in accordance with the Terms and Conditions of issuance (see Note 12), Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09).

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IAS 39 when they meet the conditions for hedge accounting.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a) at the inception of the hedge, the hedging relationship is formally designated and documented;

b) the hedge is expected to be highly effective;

c) its effectiveness can be reliably measured;

d) the hedge is highly effective throughout the financial reporting periods for which it is designated.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2012 and 2011 see Note 20. As of December 31, 2012 all NDF contracts were cancelled.

g)             Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Company considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h)             PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment and software	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

i)                Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

• Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

• Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 9 years.

• PCS license (Argentina)

Telecom Argentina, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

• PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5years, estimating the finalization of its amortization during year 2017.

• Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

• Rights of use

Telecom Argentina purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 15 years.

• Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of Telecom Argentina’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

• Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (15 years).

j)                Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. Telecom Argentina recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2012 the Telecom Group holds finance leases which represent current liabilities in the amount of $21 and non-current commercial liabilities of $20. A summary by major class of fixed assets covered by finance leases as of December 31, 2012 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	53	3 years	3 years
Accumulated depreciation	(9)
Net value	44

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2022. Rental expense is included under Other operating expenses item line in the consolidated income statements.

k)             Impairment of intangible assets and PP&E

At every annual or interim closing date, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Telecom Group over market capitalization.

The carrying value of an asset is considered impaired by Telecom Argentina when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Telecom Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2012 and 2011 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, Telecom Argentina estimated that there are no indicators of impairment of assets that are subject to amortization.

l)                Other liabilities

•                      Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. Telecom Argentina does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2012	2011	2010
Discount rate (1)	4.1 – 13.1%	5.6 – 12.1%	1.2 – 7.4%
Projected increase rate in compensation (2)	15.0 – 25.2%	15.0 – 25.7%	15.3 – 22.0%

(1) Represents estimates of real rate of interest rather than nominal rate in $.

(2) In line with an estimated inflationary environment for the next three financial years.

Additional information on pension benefits is provided in Note 16.

•                      Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)         Deferred revenues

Deferred revenues include:

•                 Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues — Fixed telecommunication services and products.

•                 Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues — Fixed telecommunication services and products and Mobile telecommunication services and products.

•                 Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues — Mobile telecommunication services.

•                 Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

n)             Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Argentina upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Argentina and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

Restructuring debt represent the indemnities that are payable for the layoffs related to the restructuring plan that the Telecom Group has begun by the end of 2012. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

o)             Taxes payables

Telecom Argentina is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for Telecom Argentina are the following:

• Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. Telecom Argentina records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Telecom Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Telecom Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in the United States was 39.50%, 39.50% and 36.50% for the years ended December 31, 2012, 2011 and 2010, respectively.

• Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 4.7%, 4.4% and 4.5% for the years ended December 31, 2012, 2011 and 2010, respectively. In the case of the Company, interest on financial investments are taxed at a rate of 6%.

• Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p)             Provisions

The Telecom Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)             Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

r)              Finance income and expenses

Finance income and expenses include:

•                  interest accrued on the related financial assets and liabilities using the effective interest rate method;

•                  changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•                  gains and losses on foreign exchange and financial instruments (including derivatives);

•                  other financial results (repurchase of financial debt, etc.).

s)               Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

t)                Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for revenues from upfront connection fees; • the estimation of traffic measures.
Useful lives and residual value of PP&E and Intangible assets

PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Intangible assets with indefinite useful life—PCS license

The Company determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 14%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets

Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 19% and 28% for years 2012 and 2010. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2012 and 2011.

Provisions

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts

The recoverability of receivables is measured by considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company.

IFRS 10 (Consolidated Financial Statements)

In May 2011 the IASB published IFRS 10 which supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

The application of this standard is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

IFRS 12 (Disclosure of Interests in Other Entities)

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”, a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

The IFRS is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

As a result of the adoption of IFRS 12 since January 1, 2013 additional disclosure regarding summarized financial information about each subsidiary could be required if its noncontrolling interest is material to the Company.

IFRS 13 (Fair value measurement)

In May 2011 the IASB issued IFRS 13 “Fair Value Measurement”. This standard contains guidance on fair value measurement and disclosure requirements. The requirements do not extend the use of fair value accounting as a general rule, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of this standard is not expected to have a material impact on the Company’s financial position and results of operations.

IAS 19 revised (Employee benefits)

In June 2011 the IASB issued IAS 19 revised. The amendments make important improvements regarding the  recognition of the actuarial gains and losses, the presentation of changes in assets and liabilities arising from defined benefit plans(requiring to be presented in OCI), and further disclosure requirements for defined benefit plans.

IAS 19 revised is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 1 (Presentation requirements for Other Comprehensive Income)

In June 2011 the IASB issued amendments to IAS 1. The amendments require companies to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

These amendments are effective for financial years beginning on or after July 1, 2012. The application of these amendments is not expected to have a material impact on the Company’s financial position and results of operations.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Telecom Group’s financial position and results of operations.

Amendments to IFRS 7 (Offsetting financial assets and financial liabilities)

In December 2011 the IASB issued amendments to IFRS 7. These amendments require disclosure to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and recognized financial liabilities, on the entity’s financial position.

These amendments are effective for financial years beginning on or after January 1, 2013. The required disclosures should be provided retrospectively.

The Company is currently analyzing the impact that the adoption of these amendments will have on the Telecom Group’s financial position and results of operations.

Annual improvements to IFRSs (2009-2011 cycle)

In May 2012 the IASB published the Annual improvements to IFRS (2009-2011 cycle), which introduce amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34. These amendments introduce clarifications in all cases that the IASB considered necessary as there was diversity and confusion in the application of certain requirements, but not substantially modify the respective standards. The adoption of these amendments will have no significant impact on the Company’s financial position or results of operations.

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

Investment entities (amendments to IFRS 10, IFRS 12 and IAS 27)

The IASB issued an amendment to IFRS 10 Consolidated Financial Statements, which provides an exception to consolidation for entities that meet the definition of an investment entity. This exception requires that these entities do not consolidate its subsidiaries in the Consolidated Financial Statements, those investments must be measured at fair value. Additionally, amendments to exposure requirements of IFRS 12 and IAS 27 were made for such entities.

These amendments are effective for financial years beginning on or after January 1, 2014. Earlier application is permitted. The adoption of these amendments will have no significant impact on the Company’s consolidated financial position or results of operations.

Note 4 — Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)             Cash and cash equivalents and Investments

Cash and cash equivalents consist of the following:

	As of December 31,
	2012	2011
Cash and cash equivalents
Cash	12	8
Banks	127	103
Time deposits	2,625	2,762
Mutual funds	404	9
Total cash and cash equivalents	3,168	2,882

Investments consist of the following:

	As of December 31,
	2012	2011
Current investments
Investments over 90 days maturity	540	—
Argentine companies notes	20	—
Government bonds	1	—
Total current investments	561	—

	As of December 31,
	2012	2011
Non-current investments
Argentine companies notes	69	—
2003 Telecommunications Fund	1	1
Total non-current investments	70	1

b)             Additional information on the consolidated statements of cash flows

The consolidated statements of cash flows have been prepared using the indirect method.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts (in the consolidated statements of financial position, bank overdrafts are included in current loans).

	As of December 31,
	2012	2011	2010
Cash and cash equivalents	3,168	2,882	1,595
Bank overdrafts	—	—	(9)
Total cash and cash equivalents at year-end	3,168	2,882	1,586

•      Changes in assets/liabilities components:

	Years ended December 31,
	2012	2011	2010
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	—	3	—
Trade receivables, net	(654)	(534)	(405)
Other receivables, net	(163)	(107)	(120)
Inventories, net	(108)	(93)	(236)
	(925)	(731)	(761)
Net (decrease) increase in liabilities
Trade payables	169	293	440
Deferred revenues	90	178	37
Salaries and social security payables	8	175	118
Other taxes payables	84	31	188
Other liabilities	(40)	31	9
Provisions	(121)	(56)	(36)
	190	652	756

Income tax paid consists of the following:

	Years ended December 31,
	2012	2011	2010
Income tax returns	(389)	(529)	(451)
Payments in advance	(1.168)	(703)	(494)
Other payments	(90)	(84)	(62)
Total payments of income tax	(1.647)	(1,316)	(1,007)

•      Main non-cash operating transactions:

	Years ended December 31,
	2012	2011	2010
VAT offset with income tax payments	23	—	—
Compensation Fund contribution reclassified between:		—	—
Provisions and other receivables and salaries and social security contributions	39	—	—
Provisions and other liabilities	27	—	—
SAC acquisitions offset with trade receivables	161	95	57
SU receivables offset with taxes payable	—	112	—
Minimum presumed income credit and various retentions	—	—	3
Government bonds received in exchange for trade receivables	—	—	2

•      Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Fixed assets additions (Note 8)	(2,574)	(2,485)	(1,962)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,223)	(1,065)	(924)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,317	1,351	1,124
Mobile handsets lent to customers at no cost (i)	15	6	4
	(2,465)	(2,193)	(1,758)

(i)            Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2012	2011	2010
Intangible assets acquisitions (Note 9)	(842)	(874)	(572)
Plus:
Payments of trade payables originated in prior years acquisitions	(92)	(105)	(127)
Trade receivables offset	(161)	(95)	(57)
Less:
Acquisition of intangible assets through incurrence of trade payables	234	267	162
	(861)	(807)	(594)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2012	2011	2010
Investments over 90 days maturity	(540)	20	—
Argentine companies notes	(70)	—	—
Government bonds	(20)	—	—
	(630)	20	—

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2012	2011	2010
Debt proceeds — Núcleo	47	—	133
Total financial debt proceeds	47	—	133
Redemption of Class “A” preferred shares	(363)	(542)	(354)
Payment of dividends on Class “A” preferred shares redemption	(113)	(116)	—
Payment of Notes — Personal and Telecom Argentina	—	—	(683)
Purchase of Notes — Personal and Telecom Argentina	—	—	(35)
Payment of bank loans — Núcleo	(63)	(36)	(118)
Total payment of debt	(539)	(694)	(1,190)
Payment of interest on Notes — Personal and Telecom Argentina	—	—	(63)
Payment of interest on bank loans — Núcleo	(13)	(14)	(13)
Total payment of interest	(13)	(14)	(76)

Telecom Group’s Dividends Distribution

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina). Of such amount, which was paid on May 10, 2012, $365 corresponded to its non-controlling shareholders.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina). Of such amount, which was paid on April 19, 2011, $414 corresponded to its non-controlling shareholders.

The Annual General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 28, 2010 approved a cash dividend distribution in the amount of $1,053 (equivalent to $1.07 per share of Telecom Argentina). Of such amount, which was paid in two installments in May and December 2010, $476 corresponded to its non-controlling shareholders.

Núcleo’s Dividends Distribution

The Núcleo’s Annual General Ordinary Shareholders’ Meeting held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividends payment date	Dividends belonging to Personal	Dividends belonging to non-controlling shareholders’	Total
April 2012	28	12	40
October 2012	21	11	32
Total	49	23	72

Note 5 — Trade receivables, net

Trade receivables, net consist of the following:

	As of December 31,
	2012	2011
Current trade receivables, net
Fixed services	853	725
Personal mobile services	1,469	1,199
Núcleo mobile services	61	36
Subtotal	2,383	1,960
Allowance for doubtful accounts	(202)	(170)
	2,181	1,790
Non-current trade receivables, net
Fixed services	23	30
	23	30
Total trade receivables, net	2,204	1,820

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the fiscal year	(170)	(151)
Additions — Bad debt expenses	(275)	(169)
Uses	243	152
Currency translation adjustments	—	(2)
As of December 31,	(202)	(170)

Note 6 — Other receivables, net

Other receivables, net consist of the following:

	As of December 31,
	2012	2011
Current other receivables, net
Prepaid expenses	206	164
Receivable for suppliers indemnities	61	—
Tax credits	62	58
Restricted funds	13	23
Compensation Fund	19	—
Related parties (Note 27.b)	—	1
Other	111	74
Subtotal	472	320
Allowance for doubtful accounts	(15)	(12)
	457	308
Non-current other receivables, net
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	85	90
Restricted funds	22	23
Tax credits	30	39
Prepaid expenses	86	68
Other	14	12
Subtotal	237	232
Allowance for regulatory matters (Note 2 g. and h)	(85)	(90)
Allowance for doubtful accounts	(30)	(34)
	122	108
Total other receivables, net	579	416

Movements in the allowances are as follows:

	Years ended December 31,
	2012	2011
Non-current allowance for regulatory matters
At the beginning of the year	(90)	(90)
Uses	5	—
As of December 31,	(85)	(90)

	Years ended December 31,
	2012	2011
Current allowance for doubtful accounts
At the beginning of the year	(12)	(13)
Additions	(3)	—
Reversals	—	1
As of December 31,	(15)	(12)
Non-current allowance for doubtful accounts
At the beginning of the year	(34)	(30)
Additions	(1)	(4)
Uses	5	—
As of December 31,	(30)	(34)

Note 7 — Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2012	2011
Mobile handsets and equipment	626	536
Fixed telephones and equipment	15	19
Subtotal	641	555
Allowance for obsolescence of inventories	(8)	(19)
	633	536

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2012	2011
Allowance for obsolescence of inventories
At the beginning of the year	(19)	(23)
Additions — Fees for services, maintenance and materials	(14)	(11)
Uses	25	15
As of December 31,	(8)	(19)

Note 8 — Property, plant and equipment, net

PP&E consist of the following:

	As of December 31,
	2012	2011
Land, buildings and installations	900	873
Computer equipment and software	1,236	1,165
Switching and transmission equipment (i)	2,286	2,173
Mobile network access and external wiring	2,532	2,209
Construction in progress	1,534	1,420
Other tangible assets	281	182
Subtotal	8,769	8,022
Materials	280	240
Valuation allowance for materials	(14)	(15)
	9,035	8,247

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost.

Movements in Materials are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	240	176
Plus:
Purchases	368	398
Less:
Transfers to PP&E	(209)	(231)
Decreases	(125)	(104)
Currency translation adjustments	6	1
As of December 31,	280	240

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2012	2011
Write-off of materials
At the beginning of the year	(15)	(22)
Additions — Fees for services, maintenance and materials	(5)	(7)
Reversals — Fees for services, maintenance and materials	—	2
Uses	6	12
As of December 31,	(14)	(15)

Details on the nature and movements during the years ended December 31, 2012 and 2011 are as follows:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment lent to customers at no cost	101	69	—	—	(19)	151
Handsets lent to customers at no cost	199	15	68	—	—	282
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57
Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment lent to customers at no cost	(56)	(54)	—	19	(91)	60
Handsets lent to customers at no cost	(190)	(10)	(69)	—	(269)	13
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23
Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*) Includes certain reclassifications between items.

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2011
Land	136	—	1	6	(6)	137
Building	1,579	—	—	17	(14)	1,582
Tower and pole	483	—	5	60	—	548
Transmission equipment	4,898	28	40	201	—	5,167
Mobile network access	2,078	—	11	270	—	2,359
Switching equipment	4,878	—	13	269	(4)	5,156
Power equipment	808	—	8	64	—	880
External wiring	6,638	—	—	355	(18)	6,975
Computer equipment	4,726	4	36	533	(8)	5,291
Telephony equipment and instruments	916	—	23	4	—	943
Equipment lent to customers at no cost	60	55	—	—	(14)	101
Handsets lent to customers at no cost	168	6	25	—	—	199
Vehicles	179	24	1	(6)	(7)	191
Furniture	95	1	2	10	—	108
Installations	439	—	5	59	—	503
Improvements in third parties buildings	154	—	—	21	(1)	174
Special projects	3	—	—	4	—	7
Construction in progress	1,081	2,188	18	(1,867)	—	1,420
Asset retirement obligations	35	12	—	—	—	47
Total	29,354	2,318	188	—	(72)	31,788

	Accumulated depreciation as of December 31, 2010	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2011	Net carrying value as of December 31, 2011
Land	—	—	—	—	—	137
Building	(964)	(24)	—	3	(985)	597
Tower and pole	(338)	(21)	(5)	—	(364)	184
Transmission equipment	(4,054)	(192)	(34)	—	(4,280)	887
Mobile network access	(1,488)	(182)	(11)	—	(1,681)	678
Switching equipment	(4,104)	(231)	(2)	4	(4,333)	823
Power equipment	(615)	(33)	(8)	—	(656)	224
External wiring	(5,263)	(200)	—	19	(5,444)	1,531
Computer equipment	(3,591)	(516)	(30)	8	(4,129)	1,162
Telephony equipment and instruments	(872)	(14)	(22)	—	(908)	35
Equipment lent to customers at no cost	(28)	(42)	—	14	(56)	45
Handsets lent to customers at no cost	(160)	(9)	(21)	—	(190)	9
Vehicles	(118)	(16)	(1)	7	(128)	63
Furniture	(82)	(4)	(2)	—	(88)	20
Installations	(329)	(31)	(4)	—	(364)	139
Improvements in third parties buildings	(110)	(19)	—	—	(129)	45
Special projects	(1)	(2)	—	—	(3)	4
Construction in progress	—	—	—	—	—	1,420
Asset retirement obligations	(26)	(2)	—	—	(28)	19
Total	(22,143)	(1,538)	(140)	55	(23,766)	8,022

Note 9 — Intangible assets, net

Intangible assets consist of the following:

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC	1,017	821	17	(577)	1,278
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B and Internet licenses (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489
Total	3,082	842	118	(608)	3,434

	Accumulated depreciation as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC	(488)	(769)	(12)	577	(692)	586
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B and Internet licenses (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—
Total	(1,594)	(820)	(114)	608	(1,920)	1,514

	Gross value as of December 31, 2010	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2011
SAC	895	746	—	(624)	1,017
Service connection or habilitation costs	258	22	—	(50)	230
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	298	1	21	—	320
Rights of use	244	105	1	—	350
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	461	—	3	—	464
Debt issue costs	10	—	—	(10)	—
Total	2,867	874	25	(684)	3,082

	Accumulated depreciation as of December 31, 2010	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2011	Net carrying value as of December 31, 2011
SAC	(536)	(576)	—	624	(488)	529
Service connection or habilitation costs	(153)	(26)	—	50	(129)	101
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(297)	—	(21)	—	(318)	2
Rights of use	(87)	(15)	—	—	(102)	248
Exclusivity agreements	(20)	(3)	—	—	(23)	18
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(461)	—	(3)	—	(464)	—
Debt issue costs	(10)	—	—	10	—	—
Total	(1,634)	(620)	(24)	684	(1,594)	1,488

Note 10 — Trade payables

Trade payables consist of the following:

	As of December 31,
	2012	2011
Current trade payables
PP&E suppliers	1,427	1,476
Other assets and services suppliers	1,608	1,255
Inventory suppliers	584	643
Agent commissions	30	23
SU reimbursement	11	11
	3,660	3,408
Non-current trade payables
PP&E suppliers	20	—
	20	—
Total trade payables	3,680	3,408

Note 11 — Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2012	2011
Current deferred revenues
Deferred revenue on prepaid calling cards	270	228
Deferred revenue on connection fees	30	27
Deferred revenue on sale of capacity and related services	34	22
Deferred revenue on customer loyalty programs	26	13
Deferred revenue from CONATEL	2	2
	362	292
Non-current deferred revenues
Deferred revenue on sale of capacity and related services	217	208
Deferred revenue on connection fees	64	73
Deferred revenue on customer loyalty programs	39	18
Deferred revenue from CONATEL	9	8
	329	307
Total deferred revenues	691	599

Note 12 — Financial debt

Financial debt consists of the following:

	As of December 31,
	2012	2011
Current financial debt
Class “A” preferred shares	—	423
Bank loans	40	17
Accrued interest	3	1
	43	441
Non-current financial debt
Bank loans	101	115
	101	115
Total financial debt	144	556

Class “A “preferred shares economic rights

Class “A” preferred shares economic rights are as follows:

	As of December 31, 2012	As of December 31, 2011

Class “A” preferred shares capital	—	345
Non declared and non paid preferred dividends:
Corresponding to fiscal year 2008	—	15
Corresponding to fiscal year 2009	—	21
Corresponding to fiscal year 2010	—	21
Corresponding to fiscal year 2011	—	21
	—	78
Total economic rights Class “A” preferred shares	—	423

As a result of having a positive balance of retained earnings, during 2012 Nortel constituted a voluntary reserve for future dividends payments of $3,483. Therefore, the Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807, of which $442 corresponds to the Company.

As the Company had recorded at March 31, 2012, a $439 liability corresponding to the Class “A” Preferred shares economic rights in the line item “Financial debt” of the consolidated statement of financial position, with counterpart in Shareholders´ equity, and considering its liquidity after the collection of the abovementioned dividends, the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting and the Board Meeting held on June 13, 2012 and June 14, 2012, respectively, approved the following resolutions:

1)     the scheduled redemption of 401,794 Class “A” Preferred Shares, i.e., 100% of the outstanding Class “A” Preferred Shares, for an aggregate redemption price of Ps. 363 million;

2)     payment of $81.7 to cancel 100% of the outstanding preferred basic dividend corresponding as of such date to the Class “A” Preferred Shares;

3)     payment of $22.8 as additional dividend corresponding to the Class “A” Preferred Shares for fiscal year 2011;

4)     payment of $8.3 as additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares who have entered into a settlement agreement with the Company, to the Company’s satisfaction, before June 27, 2012, releasing and irrevocably, finally and definitively terminating any claim relating to the Class “A” Preferred Shares;

5)     payment of $5.4 to the holders of Class “B” Preferred Shares as dividend corresponding to fiscal year 2011; and

6)     payment of $5.6 to the holders of ordinary stock as dividend corresponding to fiscal year 2011.

The scheduled redemption referred to in item 1) above was reflected in the Company’s books as a reduction of the accounts Capital Stock, Inflation Adjustment of Capital Stock and Share Issue Premiums, while payments referred to in items 2) to 6) were reflected as a reduction of the Voluntary Reserve for the Future Distribution of Dividends.

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2012:

Principal nominal value (in million of	Amortization	Book value (in million of $)
Guaraníes)	term	Current	Non-current
46,000	4 years	2	50
32,000	2.6 years	11	26
34,000	1.6 years	14	25
11,750	7 months	13	—
123,750		40	101

The weighted average annual rate of these loans is 10.2% in Guaraníes and the weighted average amortization term of these loans is approximately 2 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. As of the date of these financial statements, Telecom Argentina is preparing the documentation required by the CNV to approve this program.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 — Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities.

As of December 31, 2012, the total number of employees was 16,808 (includes 3 temporary employees), of which approximately 77% were unionized. All Management and senior positions are held by non-unionized employees.

In the field of compensation policy for Directors and Managers, the Company and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2012	2011
Current
Vacation and bonuses	392	359
Social security payables	144	113
Termination benefits	62	67
Restructuring debt	14	—
Compensation Fund debt	26	—
	638	539
Non-current
Termination benefits	128	136
	128	136
Total salaries and social security payables	766	675

Compensation for the Key Managers for the years ended December 31, 2012, 2011 and 2010 is shown in Note 27.e).

Note 14 — Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2012 and 2011 consist of the following:

	As of December 31, 2012					As of
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	December 31, 2011

Income tax payables	304	1,184	30	2	1.520	1,425
Payments in advance of income taxes	(247)	(803)	(14)	(1)	(1,065)	(823)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3
Current income tax liability, net	60	381	16	1	458	605

Non-current deferred income tax liabilities/(asset)	(54)	220	(8)	—	158	210
Law No. 26,476 Tax Regularization Regime	12	—	—	—	12	13
Non-current Income tax liability/(asset), net	(42)	220	(8)	—	170	223

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2012						As of December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carryforwards	(4)	—	(1)	—	—	(5)	(1)	(1)
Allowance for doubtful accounts	—	(40)	(54)	(2)	—	(96)	(70)	(1)
Provisions	—	(248)	(120)	—	—	(368)	(344)	—
Inventory	—	—	(19)	—	—	(19)	(14)	—
Termination benefits	—	(63)	—	—	—	(63)	(66)	—
Deferred revenues on connection fees	—	—	—	—	—	—	(50)	—
Other deferred tax assets, net	—	(108)	(3)	(11)	—	(122)	(34)	—
Total deferred tax assets	(4)	(459)	(197)	(13)	—	(673)	(579)	(2)
PP&E and intangible assets	—	405	348	—	—	753	740	2
Other deferred tax liabilities	—	—	45	5	—	50	28	—
Total deferred tax liabilities	—	405	393	5	—	803	768	2
Subtotal net deferred tax liabilities/(assets)	(4)	(54)	196	(8)	—	130	189	—
Valuation allowance	4	—	24	—	—	28	20	1
Net deferred tax liabilities/(assets)	—	(54)	220	(8)	—	158	209	1

Income tax expense for the years ended December 31, 2012, 2011 and 2010 consists of the following:

	Year ended December 31, 2012
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	3	38	20	3	(1)	65
Valuation allowance	(4)	—	(3)	—	—	(7)
Income tax expense	(1)	(272)	(1,170)	(20)	(1)	(1,464)

	Year ended December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	(4)	101	(59)	2	—	40
Valuation allowance	5	—	(5)	—	—	—
Income tax income (expense)	1	(278)	(1,103)	(14)	—	(1,394)

	Year ended December 31, 2010
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	—	(408)	(655)	(4)	—	(1,067)
Deferred tax benefit (expense)	1	78	(79)	(6)	1	(5)
Valuation allowance	(1)	—	(3)	—	—	(4)
Income tax income (expense)	—	(330)	(737)	(10)	1	(1,076)

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2012	2011	2010
Pre-tax income	4,139	3,833	2,861
Non taxable items — Class “A” preferred shares	53	112	171
Non taxable items — Others	(31)	20	32
Subtotal	4,161	3,965	3,064
Weighted statutory income tax rate (*)	34.9%	34.7%	34.4%
Income tax expense at weighted statutory tax rate	(1,453)	(1,377)	(1,053)
Other changes in tax assets and liabilities	(4)	(17)	(19)
Changes in valuation allowance	(7)	—	(4)
	(1,464)	(1,394)	(1,076)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company and the Telecom Group have operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5%, 39.5% and 36.5%, respectively.

Note 15 — Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2012	2011
Current
VAT, net	180	129
Tax on SU (Note 2.d)	88	85
Tax withholdings	91	85
Internal taxes	55	50
Turnover tax	54	40
Regulatory fees	48	40
Municipal taxes	17	13
Retention Decree No.583/10 ENARD	9	8
Other	16	13
	558	463

Note 16 — Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2012	2011
Current
Legal fees	12	—
Guarantees received	7	8
Other	23	29
	42	37
Non-current
Suppliers guarantees on third parties claims	12	34
Pension benefits	38	23
Legal fees	—	11
Other	1	4
	51	72
Total other liabilities	93	109

Movements in the pension benefits are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	23	22
Service cost (*)	5	2
Interest cost (*)	11	5
Actuarial gain (*)	(1)	(6)
As of December 31,	38	23

(*) Included in Employee benefit expenses and severance payments.

Note 17 — Provisions

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2012, the Telecom Group has established provisions in an aggregate amount of $1,126 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,041 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2011, these restricted funds totaled $35 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances					Balances				Uses		Balances
	as of December	Additions (recoveries)		Reclassi-		as of December	Additions (recoveries)		Reclassi-	Debt recogni-		as of December
	31, 2010	Capital	Interest (i)	fications	Uses	31, 2011	Capital	Interest (i)	fications	tion	Payments	31, 2012
Current
Provision for civil and commercial proceedings	25	—	—	1	(10)	16	—	—	24	—	(7)	33
Provision for labor claims	38	—	—	135	(45)	128	—	—	54	(57)	(93)	32
Restructuring	—	—	—	—	—	—	(ii) 54	—	—	—	—	54
Provision for regulatory, tax and other matters claims	1	—	—	29	(1)	29	—	—	31	(24)	(21)	15
Total current provisions	64	—	—	165	(56)	173	54	—	109	(81)	(121)	134
Non-current
Provision for civil and commercial proceedings	87	13	16	1	—	117	33	19	(24)	—	—	145
Provision for labor claims	155	128	71	(134)	—	220	60	39	(54)	(10)	—	255
Provision for regulatory, tax and other matters claims	295	84	24	(19)	—	384	60	19	(31)	—	—	432
Asset retirement obligations	44	12	5	—	—	61	9	5	—	—	—	75
Total non-current provisions	581	(iv) 237	116	(152)	—	782	(iii) 162	82	(109)	(10)	—	907

Total provisions	645	237	116	(v) 13	(56)	955	216	82	—	(91)	(121)	1,041

(i)               Charged to finance costs.

(ii)             Charged to restructuring costs.

(iii)           Charged 153 to Provisions, 8 to PP&E capex and 1 to currency translation adjustments.

(iv)           Charged 225 to Provisions and 12 to PP&E capex.

(v)             Includes a reclassification of 13 from current liabilities.

Restructuring Plan

In the last quarter of 2012 Telecom Argentina’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplates the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involves the dismissal of about 90 members of middle and upper management with a total estimated cost of $90. As of December 31, 2012, 45 dismissals has been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of $36, of which $14 were still pending of payment . Such amount is disclosed in Salaries and Social Security payables. The remaining $54 has been accrued as the requirements of IAS 37 paragraphs 70-83 have been accomplished. The remaining dismissals will be realized during the first quarter of 2013.

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•                  Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No. 395/92 — which expressly exempted Telecom Argentina from issuing the profit sharing bonds provided in Law No. 23,696 — be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In those suits for which judgment has already been rendered, the trial court judges hearing the matter resolved to dismiss the actions brought — relying on arguments made by each case’s respective prosecutors — pointing that such rule was valid and constitutional. However, in August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the three Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional.

In order to defend its rights, Telecom Argentina filed various appeals against these unfavorable decisions. Up to date, the National Supreme Court of Justice has denied the first extraordinary appeals. It should be noted that the abovementioned ruling of the Supreme Court on the case against Telefónica has created a judicial precedent that, in the opinion of the legal counsel of Telecom Argentina, increases the probability that Telecom Argentina has to face certain contingencies as a result of an adverse ruling, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay —licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the condemnation amounts (percentage of profit sharing, status of limitation, distribution method between the beneficiaries of the program). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

As of December 31, 2012, the management of Telecom Argentina, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background up to the date of issuance of these consolidated financial statements.

•                  Wage differences by food vouchers and non-remunerative lump sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2012, the Management of Telecom Argentina, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

In addition, Telecom Argentina is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Management of Telecom Argentina, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Telecom Argentina’s financial position, liquidity or results of operations. In accordance with IAS 37, no provisions have been established for the outcome of these actions.

Contingent liabilities other than remote

•                  “Consumidores Financieros Asociación Civil para su defensa” demand

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Currently, Personal is quantifying the risk involved in this contingency. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

•                  Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients —those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court considered as formally answered by Personal the lawsuit filed by the Consumers Association “Proconsumer”. Before continuing with the trial, the Court will have to make a decision on some preliminary defenses presented by Personal (incompetence and lack of legitimacy of the claimant).

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

Note 18 – Commitments

(a) Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Classes “B” preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding (before the cancellation of Class “A” preferred shares according to its Terms and Conditions of Issuance - see Note 13 -, the Terms and Conditions of Issuance of Class “A” preferred shares imposed the same restriction).

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its Shareholders as a result of the acquisition of 60%, currently approximately 54.74% of the shares of Telecom Argentina are as follows:

a)           not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)           not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)            that Telecom Italia Group and W de Argentina — Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $2,600 as of December 31, 2012 (of which $971 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in d) and e) below.

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is Telecom Argentina’s s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom (a company engaged in directories’ publishing business) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

A series of declarations and guarantees, standard for this type of transactions, assumed by Telecom Argentina towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom Argentina and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom Argentina and the buyer.

It has been ruled that Telecom Argentina shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom Argentina.

These indemnities granted by Telecom Argentina have time as well as economic limits, which as of December 31, 2012 were accomplished.

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•             engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•             engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•             engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•             grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•             authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $11 would be subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $10 related to this bidding, while $1 is still pending.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 (of which $5 would be subsidized by the CONATEL). As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $1 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2012 amounted to $11 and were included under “Deferred revenues” item line, corresponding $2 and $9 to current and non-current deferred revenues, respectively.

Note 19 – Equity

Equity includes:

	As of December 31,
	2012	2011
Equity attributable to Nortel (Controlling Company)	5,457	4,022
Equity attributable to non-controlling interest	4,706	3,775
Total equity (*)	10,163	7,797

(*) Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

On June 14, 2012, the Company redeemed 100% of its Class “A” Preferred shares, pursuant to their Terms and Conditions of Issuance (see Note 12). As a consequence of such redemption, the ADS representing Class A preferred shares, which had been listed on the Luxembourg Stock Exchange since 1992, were cancelled and delisted from such Stock Exchange on August 15, 2012.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s Capital information

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.L. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones SL.

Thus, all of the ordinary shares of Nortel belong to Sofora. As of December 31, 2012, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Classes “B” preferred shares are subject to Argentine laws and to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)             Class “B” preferred shares are not redeemable.

b)             A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7388. Before to the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous payment of dividends on Class “A” preferred shares.

c)              Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws. Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)             Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. As of December 31, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. As of December 31, 2012, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital information

The capital stock of Telecom Argentina amounts to 984,380,978, and it is represented by an equal number of common shares, of one argentine peso of nominal value each and one vote per share. The capital is fully paid and registered with the Public Registry of Commerce.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the New York Stock Exchange (“NYSE”). Only Class B shares are traded since Nortel owns all of the outstanding Class A shares, which have regulatory restrictions, and Class C shares correspond to the share ownership program.

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(d) Share ownership program

In 1992, a Decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,222,553 Class “C” shares have already been converted into Class “B” shares in 5 tranches. As of the date of these consolidated financial statements, 370,721 Class “C” shares are still pending to be converted into Class “B” shares.

(e) New Capital Market Act - Law No. 26,831

As of December 31, 2012, Article 24 of Decree No. 677/01 was in force, which provided that the filers could be excluded from the Obligatory Acquisition Publicly-Listed Regime by resolution of its Ordinary Shareholders’ Meeting and the inclusion of such resolution in its Bylaws. So did Telecom Argentina through its Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2003.

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. — Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

Note 20 — Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2012 and 2011, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,764	404	—	3,168
Investments	630	1	—	631
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	180	—	—	180
Total	5,778	405	—	6,183

Liabilities
Trade payables	3,680	—	—	3,680
Loans	144	—	—	144
Salaries and social security payables	766	—	—	766
Other liabilities (2)	55	—	—	55
Total	4,645	—	—	4,645

		Fair value
As of December 31, 2011	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,873	9	—	2,882
Investments	—	1	—	1
Trade receivables, net	1,820	—	—	1,820
Other receivables, net (2)	79	—	—	79
Total	4,772	10	—	4,782

Liabilities
Trade payables	3,408	—	—	3,408
Loans	557	—	—	557
Salaries and social security payables	675	—	—	675
Other liabilities (2)	84	—	—	84
Total	4,724	—	—	4,724

(1)    Includes $139 and $111 as of December 31, 2012 and 2011, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2)    Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category — Year 2012

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	563	401
Financial liabilities at amortized cost	(308)	(102)
Financial assets at fair value through profit or loss	17	—
Financial liabilities at fair value through profit or loss	(2)	—
Total	270	299

Gains and losses by category — Year 2011

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	340	268
Financial liabilities at amortized cost	(231)	(146)
Financial assets at fair value through profit or loss	8	—
Financial liabilities at fair value through profit or loss	(1)	—
Total	116	122

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•                  Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2012 and 2011, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $404 and $9 as of December 31, 2012 and 2011, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Trade payables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2012 and 2011 there were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2012 and 2011 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company considers all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, to be cash and cash equivalents; and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Carrying amounts approximate its fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable.

Loans (except for NDF)

As of December 31, 2012 and 2011, the fair value of the Company’s loans approximates its fair value and it was $144 and $556, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

For transactions designated and qualifying for hedge accounting, Telecom Argentina documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

•    During 2012

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase a total amount of US$20 million and US$26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF contracts to purchase a total amount of US$6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. This NDF contracts were regarded as effective.

As of December 31, 2012 all NDF contracts were cancelled.

•    During 2011

During October 2011, Personal entered into several NDF contracts to purchase a total amount of US$40 million maturing December 2011 in order to hedge its exposure to US dollar fluctuations related to accounts payable. However, as the terms of the NDF did not perfectly match the terms of the foreign currency-denominated obligations, these hedges were regarded as ineffective.

During October 2011, Personal also entered into several NDF contracts amounting to US$12.7 million (maturing December 2011 and March 2012), in order to hedge its exposure to US dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges. As of December 31, 2011, US$6.4 million were outstanding and the changes in the fair value of these NDF (a debt amounting to $0.1 and included in Trade payables) were recognized in Other comprehensive income.

Note 21 — Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2012, 2011 and 2010, the customers by segment (unaudited) were the following:

	December 31,
In thousands	2012	2011	2010
Fixed customer lines	4,045	4,057	4,019
ADSL subscribers	1,629	1,550	1,380
Personal mobile services customers	18,975	18,193	16,333
Núcleo mobile services customers	2,301	2,149	1,878

In addition to service revenues, the table below also discloses the equipment sales and other income:

	Years ended December 31,
	2012	2011	2010
Services
Voice - Retail	2,475	2,357	2,211
Voice - Wholesale	739	747	687
Internet	1,993	1,553	1,204
Data	735	583	488
Total Fixed services	5,942	5,240	4,590
Voice - Retail	4,461	4,001	3,453
Voice - Wholesale	1,838	1,726	1,642
Internet	1,248	774	391
Data	5,765	4,482	2,997
Total Personal mobile services	13,312	10,983	8,483
Voice - Retail	329	286	211
Voice - Wholesale	85	67	43
Internet	154	84	48
Data	267	251	156
Total Núcleo mobile services	835	688	458
Total services revenues (a)	20,089	16,911	13,531

Equipment
Fixed services - excluding network construction contracts	81	64	56
Fixed services - network construction contracts	—	25	14
Mobile services — Personal	1,915	1,472	1,018
Mobiles services — Núcleo	32	26	8
Total equipment revenues (b)	2,028	1,587	1,096

Other income
Fixed services (i)	75	20	15
Mobile services — Personal	4	10	10
Total other income (c)	79	30	25

Total revenues and other income (a)+(b)+(c)	22,196	18,528	14,652

(i) Includes $57 of supplier’s indemnities.

Note 22 — Operating expenses

Operating expenses disclosed by nature of expense amounted to $18,244, $14,695 y $11,499 for the years ended December 31, 2012, 2011 and 2010, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2012	2011	2010
Salaries	(2,395)	(1,873)	(1,431)
Social security expenses	(713)	(539)	(417)
Severance indemnities and termination benefits	(108)	(156)	(94)
Other employee benefits	(60)	(47)	(38)
	(3,276)	(2,615)	(1,980)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2012	2011	2010
Fixed telephony interconnection costs	(217)	(216)	(213)
Cost of international outbound calls	(135)	(150)	(144)
Lease of circuits	(164)	(133)	(116)
Mobile services - charges for roaming	(366)	(245)	(199)
Mobile services - charges for TLRD	(825)	(753)	(705)
	(1,707)	(1,497)	(1,377)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2012	2011	2010
Maintenance of hardware and software	(297)	(238)	(157)
Technical maintenance	(373)	(327)	(277)
Service connection fees for fixed lines and Internet lines	(130)	(116)	(100)
Service connection fees capitalized as SAC	11	11	9
Service connection fees capitalized as Intangible assets	21	22	18
Other maintenance costs	(215)	(202)	(200)
Call center fees	(665)	(492)	(343)
Other fees for services	(449)	(367)	(275)
Directors and Supervisory Committee’s fees	(17)	(14)	(11)
	(2,114)	(1,723)	(1,336)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2012	2011	2010
Turnover tax	(1,046)	(825)	(658)
Taxes with the Regulatory Authority	(517)	(425)	(330)
Tax on deposits to and withdrawals from bank accounts	(220)	(172)	(140)
Municipal taxes	(128)	(100)	(76)
Other taxes	(108)	(85)	(53)
	(2,019)	(1,607)	(1,257)

Commissions

	Years ended December 31,
	2012	2011	2010
Agent commissions	(1,365)	(1,014)	(719)
Agent commissions capitalized as SAC (Note 3.i)	314	248	137
Distribution of prepaid cards commissions	(509)	(449)	(338)
Collection commissions	(317)	(230)	(171)
Other commissions	(72)	(70)	(64)
	(1,949)	(1,515)	(1,155)

Cost of equipment and handsets

	Years ended December 31,
	2012	2011	2010
Inventories at the beginning of the year	(555)	(475)	(273)
Plus:
Equipment acquisitions	(2,625)	(2,223)	(1,797)
SAC deferred costs	463	470	375
Currency translation effect	(2)	(1)	6
Decreases net of allowance of obsolescence	6	21	10
Handsets lent to customers at no cost - Núcleo	15	6	4
Decreases not charged to material cost	14	7	3
Less:
Inventories as of December 31	641	555	475
Cost of equipment and handsets	(2,043)	(1,640)	(1,197)

Advertising

	Years ended December 31,
	2012	2011	2010
Media advertising	(378)	(366)	(272)
Fairs and exhibitions	(142)	(120)	(77)
Other advertising costs	(140)	(113)	(92)
	(660)	(599)	(441)

Restructuring costs

	Years ended December 31,
	2012	2011	2010
Dismissals indemnities (i)	(90)	—	—
	(90)	—	—

(i) Includes ($54) charged to provisions related to the pending restructuring plan.

Other operating expenses

	Years ended December 31,
	2012	2011	2010
Transportation, freight and travel expenses	(364)	(301)	(239)
Delivery costs capitalized as SAC	33	17	13
Rental expense	(214)	(170)	(146)
Cost of mobile value added services	(326)	(182)	(142)
Energy, water and others	(294)	(154)	(131)
International and satellite connectivity	(124)	(109)	(97)
Other	(65)	(70)	(60)
	(1,354)	(969)	(802)

D&A

	Years ended December 31,
	2012	2011	2010
Depreciation of PP&E	(1,792)	(1,538)	(1,302)
Amortization of SAC and service connection costs	(797)	(602)	(387)
Amortization of other intangible assets	(23)	(18)	(23)
	(2,612)	(2,158)	(1,712)
Gain on disposal of property, plant and equipment	8	22	7

Operating leases

Future minimum lease payments as of December 31, 2012, 2011 and 2010 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2010	193	259	23	475
2011	214	409	90	713
2012	262	415	77	754

Note 23 — Operating income

	Years ended December 31,
	2012	2011	2010
Operating income from services and other income
Revenues and other income	20,168	16,941	13,556
Operating expenses	(13,597)	(10,919)	(8,597)
Operating income before D&A (a)	6,571	6,022	4,959
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Operating income from services and other income	3,967	3,886	3,254

Operating loss from equipment sales
Revenues	2,028	1,587	1,096
Cost of equipments and handsets	(2,043)	(1,640)	(1,197)
Operating loss before D&A from equipment sales (b)	(15)	(53)	(101)

Total operating income	3,952	3,833	3,153

Consolidated operating income
Operating income before D&A (a)+(b)	6,556	5,969	4,858
D&A	(2,612)	(2,158)	(1,712)
Gain on disposal of PP&E	8	22	7
Total operating income	3,952	3,833	3,153

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2012	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	—	20,168
Intersegment revenues	1,047	129	—	1,176
Third party operating expenses	(5,327)	(8,256)	(14)	(13,597)
Intersegment operating expenses	(129)	(1,047)	—	(1,176)
Operating income before D&A from services (1)	1,608	4,977	(14)	6,571

Equipments and handsets revenues
Third party revenues	81	1,947	—	2,028
Third party operating expenses	(44)	(1,999)	—	(2,043)
Operating income (loss) before D&A from equipments and handsets revenues (2)	37	(52)	—	(15)
Total operating income before D&A (3)=(1)+(2)	1,645	4,925	(14)	6,556

D&A (4)	(929)	(1,683)	—	(2,612)
Gain on disposal of PP&E (5)	7	1	—	8
Operating income (6)=(3)-(4)+(5)	723	3,243	(14)	3,952

Net effect of the intersegment eliminations (7)	(918)	918	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	(14)	6,556
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	(14)	3,952

Year ended December 31, 2011	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	—	16,941
Intersegment revenues	885	97	—	982
Third party operating expenses	(4,458)	(6,437)	(24)	(10,919)
Intersegment operating expenses	(97)	(885)	—	(982)
Operating income before D&A from services (1)	1,590	4,456	(24)	6,022

Equipments and handsets revenues
Third party revenues	89	1,498	—	1,587
Third party operating expenses	(59)	(1,581)	—	(1,640)
Operating income (loss) before D&A from equipments and handsets revenues (2)	30	(83)	—	(53)
Total operating income before D&A (3)=(1)+(2)	1,620	4,373	(24)	5,969

D&A (4)	(818)	(1,340)	—	(2,158)
Gain on disposal of PP&E (5)	20	2	—	22
Operating income (6)=(3)-(4)+(5)	822	3,035	(24)	3,833

Net effect of the intersegment eliminations (7)	(788)	788	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	(24)	5,969
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	(24)	3,833

Year ended December 31, 2010	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	4,605	8,951	—	13,556
Intersegment revenues	739	61	—	800
Third party operating expenses	(3,619)	(4,969)	(9)	(8,597)
Intersegment operating expenses	(61)	(739)	—	(800)
Operating income before D&A from services (1)	1,664	3,304	(9)	4,959

Equipments and handsets revenues
Third party revenues	70	1,026	—	1,096
Third party operating expenses	(45)	(1,152)	—	(1,197)
Operating income (loss) before D&A from equipments and handsets revenues (2)	25	(126)	—	(101)
Total operating income before D&A (3)=(1)+(2)	1,689	3,178	(9)	4,858

D&A (4)	(776)	(936)	—	(1,712)
Gain on disposal of PP&E (5)	5	2	—	7
Operating income (6)=(3)-(4)+(5)	918	2,244	(9)	3,153

Net effect of the intersegment eliminations (7)	(678)	678	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	1,011	3,856	(9)	4,858
Net segment contribution to the Operating income (9)=(6)+(7)	240	2,922	(9)	3,153

Note 24 — Finance income and expenses

	Years ended December 31,
	2012	2011	2010
Interest on cash equivalents	283	201	116
Interest on investments	21	1	—
Interest on receivables	89	67	58
Gains on Mutual Funds	16	8	7
Foreign currency exchange gains	162	69	26
Other	10	2	1
Total finance income	581	348	208
Interest on loans	(66)	(128)	(247)
Interest on salaries and social security payable, other taxes payables and accounts payable	(16)	(13)	(38)
Interest on provisions	(82)	(116)	(74)
Loss on discounting of other liabilities	(19)	(4)	(7)
Foreign currency exchange losses	(207)	(84)	(64)
Loss on derivatives	(1)	(1)	(68)
Loss on purchase of Notes	—	—	(2)
Other	(3)	(2)	—
Total finance expenses	(394)	(348)	(500)
Total finance income (expenses), net	187	—	(292)

Note 25 — Earnings per share

                The Company computes net income per common share by dividing net income for the year attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2012	2011	2010
Numerator:
Net income attributable to Nortel	1,413	1,273	895
Net income available to Preferred Shares Class B	(691.69)	(623.16)	(438.12)
Net income available to common shares	721.31	649.84	456.88
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400
Basic and diluted net income per common share	135.32	121.91	85.71

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	691.69	623.16	438.12
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455
Basic and diluted net income per Preferred Share Class B	470.39	423.79	297.95

Note 26 — Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•             market risk: stemming from changes in exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed. As regards to changes in interest rates, as of December 31, 2012 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

•             credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•             liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•             the definition of guidelines for directing operations;

•             the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

•             the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•             the monitoring of the results achieved;

•             the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•                  Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. The Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income or expenses are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency.

As of December 31, 2012 and 2011, Telecom Argentina and Personal have no financial debt outstanding. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency at fixed rates.

Additionally the Company and the Telecom Group have cash and cash equivalents denominated in USD (approximately 29% of total investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2012 and 2011.

12.31.12

Amount of foreign currency (1)		Amount in local currency
US$	(136)	(679)
G	(118,791)	(136)
EURO	(10)	(63)
DEG	3	22
	Net debt	(856)

12.31.11

Amount of foreign currency (1)		Amount in local currency
US$	(135)	(583)
G	(182,167)	(171)
EURO	(16)	(90)
DEG	2	14
$U	2	1
	Net debt	(829)

(1) US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk — Sensitivity analysis

Management estimates, based on the composition of the consolidated statement of financial position as of December 31, 2012, that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $18 of the consolidated amounts of foreign currency position. This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk — Sensitivity analysis

As of December 31, 2012 and 2011, the Telecom Group had no outstanding floating rate borrowings. Therefore, it is not currently exposed to significant cash flow risk in this connection.

•                  Credit risk

Credit risk represents Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the financial statements.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	767	—	767
Total not due	3,168	631	1,437	180	5,416
Total as of December 31, 2012	3,168	631	2,204	180	6,183

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with Telecom Argentina); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $767 at December 31, 2011 ($516 at December 31, 2011).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom Argentina evaluates the outstanding credit of the counterparty and the levels of investment, based on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

Telecom Argentina serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom Argentina’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

•                  Liquidity risk

Liquidity risk represents the risk that Telecom Argentina has no funds to meet its obligations of any nature (financial, labor, commercial).

Telecom Argentina manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

Telecom Argentina maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $3,168 (equivalent to US$649 million) as of December 31, 2012 (in 2011, $2,882 equivalent to US$676 million).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 147	—	—	—	147
First quarter 2013	3,491	8	381	23	3,903
Second quarter 2013	—	16	195	14	225
Third quarter 2013	21	8	98	5	132
Fourth quarter 2013	1	23	25	5	54
January 2014 thru December 2014	20	55	50	13	138
January 2015 thru December 2015	—	28	36	—	64
January 2016 and thereafter	—	34	70	—	104
	3,680	172	855	60	4,767

(*) As of the date of these consolidated financial statements, $88 was paid.

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2012 and 2011.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 — Related party transactions

(a) Controlling group

Nortel’s ordinary shares are owned by Sofora. As of December 31, 2012 Nortel’s ordinary shares represented 78.38% of Nortel’s capital stock.

(b) Balances and transactions with related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the entity that is preparing its financial statements, in this case, related parties are the Telecom Italia Group and W de Argentina Inversions — S.L., except for Sofora. Related party transactions and balances are disclosed in an entity’s financial statements.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the years presented, the Telecom Group has not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, respectively:

		As of December	As of December
	Type of related party	31, 2012	31, 2011
Cash and cash equivalents
Standard Bank S.A. (a) (f)	Other related party	—	69
Total cash and cash equivalents		—	69
Trade receivables, net
Telecom Italia S.p.A. (b)	Indirect controlling company	21	—
TIM Participacoes S.A. (b)	Other related party	2	—
Telecom Italia Sparkle S.p.A. (b)	Other related party	9	—
Latin American Nautilus Argentina S.A. (b)	Other related party	1	—
TIM Participacoes S.A. (b)	Other related party	—	1
Standard Bank (a) (f)	Other related party	—	1
Caja de Seguros S.A. (a)	Other related party	21	10
Total trade receivables, net		54	12
Other receivables, net
Sofora	Direct Parent company	—	1
Total other receivables, net		—	1
Trade payables
Grupo Italtel (b)	Other related party	97	59
Latin American Nautilus Ltd. (b)	Other related party	30	3
Telecom Italia S.p.A. (b)	Indirect controlling company	42	30
Telecom Italia Sparkle S.p.A. (b)	Other related party	10	4
Latin American Nautilus USA Inc. (b)	Other related party	2	3
Latin American Nautilus Argentina S.A. (b)	Other related party	1	2
TIM Participacoes S.A. (b)	Other related party	4	2
Caja de Seguros S.A. (a)	Other related party	23	10
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Other related party	5	4
Total trade payables		214	117

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2012	2011	2010
Caja de Seguros S.A. (a)	Others	Other related party	148	57	19
Standard Bank (a) (f)	Others	Other related party	24	22	13
Telecom Italia Sparkle S.p.A. (b) (c)	International inbound calls	Other related party	12	19	11
TIM Participacoes S.A. (b)	Roaming	Other related party	13	10	16
Telecom Italia S.p.A. (b)	Roaming	Indirect controlling company	3	2	5
Latin American Nautilus Ltd. (b)	International inbound calls	Other related party	—	—	1
Latin American Nautilus Argentina S.A. (b)	International inbound calls and roaming	Other related party	3	1	—
Total services rendered			203	111	65

	Transaction		Years ended December 31,
Services received	description	Type of related party	2012	2011	2010
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a)	Salaries and social security	Other related party	(36)	(26)	(21)
Caja de Seguros S.A. (a)	Insurance	Other related party	(14)	(11)	(8)
La Estrella Cía de Seguros de retiro S.A. (a)	Insurance	Other related party	(6)	(4)	(2)
Latin American Nautilus Ltd. (b).(c)	International inbound calls and data	Other related party	(101)	(84)	(60)
Grupo Italtel (b) (d)	Maintenance, materials and supplies	Other related party	(75)	(55)	(23)
Telecom Italia Sparkle S.p.A. (b) (c)	International outbound calls and others	Other related party	(29)	(32)	(32)
Telecom Italia S.p.A. (b)	Fees for services and roaming	Indirect controlling company	(28)	(30)	(20)
Latin American Nautilus USA Inc. (b)	International outbound calls	Other related party	(3)	(9)	(3)
TIM Participacoes S.A. (b)	Roaming	Other related party	(12)	(7)	(7)
Latin American Nautilus Argentina S.A. (b)	International outbound calls	Other related party	(8)	(6)	(6)
Etec S.A. (b) (e)	International outbound calls	Other related party	—	—	(11)
Total services received			(312)	(264)	(193)

	Transaction		Years ended December 31,
	description	Type of related party	2012	2011	2010
Finance income (expense)
Standard Bank (a) (f)	Interest	Other related party	6	6	3
Standard Bank (a) (f)	Loss on derivatives	Other related party	—	—	(12)
Total finance expense			6	6	(9)

		Years ended December 31,
	Type of related party	2012	2011	2010
Purchases of PP&E and intangible assets
Italtel Group (b) (d)	Other related party	69	66	14
Telecom Italia S.p.A. (b)	Indirect controlling company	4	—	—
Total purchases of PP&E and intangible assets		73	66	14

		As of December	As of December
Commitments	Type of related party	31, 2012	31, 2011
	Parent Company	—	6
	Other related parties	384	278
		384	284

(a)         Such companies relate to W de Argentina - Inversiones S.L.

(b)         Such companies relate to Telecom Italia Group.

(c)          Since June 2010, Telecom Italia Sparkle S.p.A. has assigned to Latin American Nautilus Ltd. all existing agreements with Telecom Argentina.

(d)         This company ceased to be related party from January 2009 to September 2010.

(e)          This entity is no longer related party as from January 2011.

(f)           This entity is no longer related party as from November 2012.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Decree No. 677/01.

(e) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $51, $54 and $47 for the years ended December 31, 2012, 2011 and 2010, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2012	2011	2010
Salaries (*)	22	19	15
Variable compensation (*)	17	22	20
Social security contributions	10	11	9
Termination benefits	2	2	3
	51	54	47

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of December 31, 2012, 2011 and 2010, respectively, an amount of $19, $28 and $21 remained unpaid.

Note 28 — Segment information

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Telecom Argentina’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for years ended December 31, 2011 and 2010 have been adapted in the consolidated income statements.

Segment financial information for the years 2012, 2011 and 2010 was as follows:

For the year ended December 31, 2012

☐            Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	—	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	(7)	—	(3,276)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	—	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	(5)	159	(2,114)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	(1)	—	(2,019)
Commissions	(169)	(1,745)	(92)	(1,837)	—	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	—	(660)
Provisions	(89)	(65)	1	(64)	—	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	—	(90)
Other operating expenses	(602)	(776)	(60)	(836)	(1)	85	(1,354)
Operating income before D&A	1,645	4,594	331	4,925	(14)	—	6,556
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	—	8
Operating income	723	3,069	174	3,243	(14)	—	3,952
Financial results, net	52	186	(9)	177	(42)	—	187
Net income before income tax expense	775	3,255	165	3,420	(56)	—	4,139
Income tax expense, net	(273)	(1.170)	(20)	(1.190)	(1)	—	(1,464)
Net income	502	2,085	145	2,230	(57)	—	2,675

Net income attributable to Nortel (Controlling Company)							1,413
Net income attributable to non-controlling interest							1,262
							2,675

(1)

Service revenues	5,942	13,312	835	14,147	—	—	20,089
Equipment sales	81	1,915	32	1,947	—	—	2,028
Other income	75	4	—	4	—	—	79
Subtotal third party revenues	6,098	15,231	867	16,098	—	—	22,196
Intersegment revenues	1,047	123	6	129	—	(1,176)	—
Total revenues and other income	7,145	15,354	873	16,227	—	(1,176)	22,196

☐            Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	—	9,035
Intangible assets, net	372	1,115	28	1,143	—	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	—	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	—	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	—	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	6	—	3,654

☐            Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,994
Abroad	910	1,166	832
Total	22,196	22,196	10,826

For the year ended December 31, 2011

☐            Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	6,234	12,558	718	13,276	—	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	(6)	—	(2,615)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	—	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	(4)	126	(1,723)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	(12)	—	(1,607)
Commissions	(139)	(1,353)	(84)	(1,437)	—	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	—	(599)
Provisions	(164)	(61)	—	(61)	—	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	—	(169)
Other operating expenses	(448)	(536)	(53)	(589)	(2)	70	(969)
Operating income before D&A	1,620	4,109	264	4,373	(24)	—	5,969
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	—	(620)
Gain on disposal of PP&E	20	2	—	2	—		22
Operating income	822	2,921	114	3,035	(24)	—	3,833
Financial results, net	(27)	118	(11)	107	(80)	—	—
Net income before income tax expense	795	3,039	103	3,142	(104)	—	3,833
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	1	—	(1,394)
Net income	517	1,936	89	2,025	(103)	—	2,439

Net income attributable to Nortel (Controlling Company)							1,273
Net income attributable to non-controlling interest							1,166
							2,439

(1)

Service revenues	5,240	10,983	688	11,671	—	—	16,911
Equipment sales	89	1,472	26	1,498	—	—	1,587
Other income	20	10	—	10	—	—	30
Subtotal third party revenues	5,349	12,465	714	13,179	—	—	18,528
Intersegment revenues	885	93	4	97	—	(982)	—
Total revenues and other income	6,234	12,558	718	13,276	—	(982)	18,528

☐            Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	—	8.247
Intangible assets, net	385	1,078	25	1,103	—	—	1.488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	—	2.318
Capital expenditures on intangible assets (b)	176	661	37	698	—	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	—	3.192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	—	3.359
Net financial asset (debt)	833	1,969	(118)	1,851	(358)	—	2.326

☐            Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,213
Abroad	759	1,040	661
Total	18,528	18,528	9,874

For the year ended December 31, 2010

☐            Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	5,414	9,569	469	10,038	—	(800)	14,652
Employee benefit expenses and severance payments	(1,505)	(433)	(40)	(473)	(2)	—	(1,980)
Interconnection costs and other telecommunication charges	(456)	(1,428)	(77)	(1,505)	—	584	(1,377)
Fees for services, maintenance, materials and supplies	(686)	(691)	(52)	(743)	(3)	96	(1,336)
Taxes and fees with the Regulatory Authority	(304)	(934)	(16)	(950)	(3)	—	(1,257)
Commissions	(114)	(1,051)	(45)	(1,096)	—	55	(1,155)
Cost of equipments and handsets	(45)	(1,139)	(13)	(1,152)	—	—	(1,197)
Advertising	(142)	(266)	(33)	(299)	—	—	(441)
Provisions	(71)	(59)	—	(59)	—	—	(130)
Bad debt expenses	(24)	(92)	(3)	(95)	—	—	(119)
Other operating expenses	(378)	(456)	(32)	(488)	(1)	65	(802)
Operating income before D&A	1,689	3,020	158	3,178	(9)	—	4,858
Depreciation of PP&E	(687)	(529)	(86)	(615)	—	—	(1,302)
Amortization of intangible assets	(89)	(312)	(9)	(321)	—	—	(410)
Gain on disposal of PP&E	5	2	—	2	—	—	7
Operating income	918	2,181	63	2,244	(9)	—	3,153
Financial results, net	3	(129)	(11)	(140)	(155)	—	(292)
Net income before income tax expense	921	2,052	52	2,104	(164)	—	2,861
Income tax expense, net	(329)	(737)	(10)	(747)	—	—	(1,076)
Net income	592	1,315	42	1,357	(164)	—	1,785

Net income attributable to Nortel (Controlling Company)							895
Net income attributable to non-controlling interest							890
							1,785

(1)

Service revenues	4,590	8,483	458	8,941	—	—	13,531
Equipment sales	70	1,018	8	1,026	—	—	1,096
Other income	15	10	—	10	—	—	25
Subtotal third party revenues	4,675	9,511	466	9,977	—	—	14,652
Intersegment revenues	739	58	3	61	—	(800)	—
Total revenues and other income	5,414	9,569	469	10,038	—	(800)	14,652

☐            Balance sheet information

PP&E, net	4,366	2,440	559	2,999	—	—	7,365
Intangible assets, net	296	921	16	937	—	—	1,233
Capital expenditures on PP&E (a)	918	815	188	1,003	—	—	1,921
Capital expenditures on intangible assets (b)	76	475	21	496	—	—	572
Total capital expenditures (a)+ (b)	994	1,290	209	1,499	—	—	2,493
Total additions on PP&E and intangible assets	1,087	1,266	181	1,447	—	—	2,534
Net financial asset (debt)	874	504	(154)	350	(761)	—	463

☐            Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	14,138	13,871	8,111
Abroad	514	781	591
Total	14,652	14,652	8,702

Note 29 — Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431
	22,117	6,556	3,952	187	2,675	1,413
Fiscal year 2011:
March 31	4,134	1,426	953	(10)	606	313
June 30	4,450	1,468	965	(44)	590	297
September 30	4,775	1,490	928	22	609	328
December 31	5,139	1,585	987	32	634	335
	18,498	5,969	3,833	—	2,439	1,273

Note 30 — Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

As provided RG No. 609/12 of the CNV, since this fiscal year, positive retained earnings generated by the adoption of IFRS, will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve shall be approved by the Ordinary Annual Shareholders’ Meeting to consider the consolidated financial statements for fiscal year 2012.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the Argentine Corporate Law, as abovementioned in a).

	2013		2012	2011

Dividends declared and paid corresponding to Class “B” preferred shares and ordinary shares	(*	)	11	—

(*) As of the date of these consolidated financial statements, Nortel’s Board of Directors has resolved to defer the proposal of assignation of retained earnings up to the call of the Annual Shareholders’ Meeting.

Note 31 — Subsequent events as of December 31, 2012

In January 2013 Telecom Argentina entered into an agreement with Latin American Nautilus MED, Latin American Nautilus USA and Latin American Nautilus Argentina (all three together, “LAN”), a transaction that was approved by the Board of Directors on December 20, 2012. The transaction extends the term of existing agreements of lease-mode IP international capacity with LAN until December 2016, and also increasing its capacity to 20 Gbps. The agreement amounts to US$ 53.7 million for the four years that includes the operation. Such amount was fully paid by the Telecom Argentina on February 26, 2013 in pesos, amounting to $ 267.6.

Patrizio Graziani
President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2012

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of December 31, 2012 under IFRS. Additional information is given in Note 1.c) to the consolidated financial statements.

2.            The Telecom Group’s activities for the years ended December 31, 2012 (“FY12”) and 2011 (“FY11”)

Total revenues and other income for FY12 reached $22,196 (+20% vs. FY11), operating costs — including depreciations, amortizations and gain on disposal of PP&E — totaled $18,244 (+24% vs. FY11), operating costs without depreciation and amortization reached $6,556 — representing 30% of consolidated revenues — (+10% vs. FY11), operating income reached $3,952 (+3% vs. FY11) and net income totaled $2,675 (+10% vs. FY11). Net income attributable to Nortel reached $1,413 in FY12 (+11% vs. FY11).

			Variation
	FY12	FY11	$	%
Revenues	22,117	18,498	3,619	20
Other income	79	30	49	163
Operating costs without depreciation and amortization	(15,640)	(12,559)	(3,081)	25
Operating income before depreciation and amortization	6,556	5,969	587	10
Depreciation and amortization	(2,612)	(2,158)	(454)	21
Gain on disposal of PP&E	8	22	(14)	(64)
Operating income	3,952	3,833	119	3
Financial results, net	187	—	187	n/a
Net income before income tax expense	4,139	3,833	306	8
Income tax expense	(1,464)	(1,394)	(70)	5
Net income	2,675	2,439	236	10

Attributable to:
Nortel	1,413	1,273	140	11
Non-controlling interest	1,262	1,166	96	8
	2,675	2,439	236	10

Basic and diluted earnings per share attributable to Nortel (in pesos)
Ordinary shares	135.32	121.91
Class “B” preferred shares	470.39	423.79

•                  Revenues and other income

During FY12 consolidated revenues increased 20% (+$3,619 vs. FY11) reaching $22,117, mainly fueled by the Broadband, data transmission and mobile businesses while FY12 consolidated other income increased 163% (+$49 vs. FY11) mainly due to penalties imposed to suppliers in the Fixed services business.

I

	Variation
	FY12	FY11	$	%
Services
Voice – Retail	2,475	2,357	118	5
Voice – Wholesale	739	747	(8)	(1)
Internet	1,993	1,553	440	28
Data	735	583	152	26
Subtotal fixed services	5,942	5,240	702	13
Voice – Retail	4,461	4,001	460	11
Voice – Wholesale	1,838	1,726	112	6
Internet	1,248	774	474	61
Data	5,765	4,482	1,283	29
Subtotal Personal mobile services	13,312	10,983	2,329	21
Voice – Retail	329	286	43	15
Voice – Wholesale	85	67	18	27
Internet	154	84	70	83
Data	267	251	16	6
Subtotal Núcleo mobile services	835	688	147	21
Total services revenues	20,089	16,911	3,178	19
Equipment
Fixed services	81	89	(8)	(9)
Personal mobile services	1,915	1,472	443	30
Núcleo mobile services	32	26	6	23
Total equipment sales	2,028	1,587	441	28

Total revenues	22,117	18,498	3,619	20

Total services revenues amounted to $20,089 (+19% vs. FY11) and represent 91% of consolidated revenues (similar to FY11). Total equipment sales increased 28%, reaching $2,028, and represent 9% of consolidated revenues (similar to FY11).

Fixed services

During FY12, revenues generated by these services amounted to $5,942, +$702 or 13% vs. FY11, where Internet revenues have grown the most (+$440 or 28% vs. FY11), followed by data transmission (+$152 or 26% vs. FY11) and voice retail services (+$118 or 5% vs. FY11).

•                  Voice

Voice retail revenues reached $2,475 in FY12 (+5% vs. FY11). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 36% of net sales of the segment in FY12 (vs. 41% in FY11).

Monthly Charges and Supplementary Services increased by $75 or 8% vs. FY11, to $1,032, as a consequence of an increase in supplementary services (not regulated), mainly due to the rise of their prices and the increase of the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,306, +$64 or 5% vs. FY11, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 6% vs. FY11 and followed by DLD revenues (+5% vs. FY11).

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $43) amounted to $739 in FY12 (-1% vs. FY11). Interconnection fixed and mobile revenues reached $516 (slightly lower than FY11 due to a lower average price). The other wholesale revenues reached $223 in FY12 (similar to FY11).

•                  Internet

Revenues related to Internet reached $1,993 (+$440 or 28% vs. FY11) mainly due to the substantial expansion of the Broadband service (+5% of customers vs. FY11), an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”, amounted to $102.3 pesos per month in FY12 vs. $87.0 pesos per month in FY11). As of December 31, 2012, Telecom Argentina reached 1,629,000 ADSL customers. These connections represent approximately 39% of Telecom Argentina’s fixed lines in service (vs. 37% in FY11).

II

During FY12 Arnet Play was launched, positioning the Telecom Group in the video streaming business, reaching as of December 31, 2012 approximately 49,000 subscribers and revenues for $7.

Internet revenues represent 9% participation of net consolidated sales (vs. 8% in FY11) and 28% of fixed services segment revenues (vs. 25% in FY11).

•                  Data

Data transmission revenues amounted to $735 (+$152 vs. FY11), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services).

Personal Mobile Services

During FY12, net revenues reached $13,312 (+2,329 or 21% vs. FY11), representing the main business in terms of revenues (60% of consolidated revenues in FY12 vs. 59% in FY11). Personal reached 19 million subscribers in Argentina (+0.8 million vs. FY11) thus improving its market position and leading in terms of revenue share in the mobile industry. Approximately 67% of the overall subscriber base is prepaid and 33% is postpaid (including “Cuentas claras” plans and Mobile Internet dongles).

•                  Voice

Voice retail revenues reached $4,461 in FY12 (+11% vs. FY11). The increase was mainly due to increase in prices implemented during 2H11 and an increase in the subscriber base.

Voice wholesale revenues reached $1,838 in FY12 (+6% vs. FY11). The increase was mainly due to a higher traffic with mobile operators (TLRD) and an increase in roaming revenues mainly in domestic segment.

•                  Internet

Internet revenues reached $1,248 (+$474 or 61% vs. FY11), mainly fueled by the effect of higher offer of services, plans and packs launched by Personal, generating new clients and the migration of clients to higher value services plans.

•                  Data

Mobile data revenues reached $5,765 (+1,283 or 29% vs. FY11). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers, with an increase of $1,257 vs. FY11.

As a consequence of the voice traffic increase and the usage of VAS (Internet and data) and the prices increase implemented in 2H12, the ARPU increased to $57.7 pesos per month in FY12 (vs. $51.4 pesos per month in FY11).

The VAS revenues (Internet and data) amounted $7,013 (+$33% vs. FY11) and represent 53% of the revenues related to mobile services segment — Personal (vs. 48% in FY11).

Núcleo Mobile Services

This segment generated revenues equivalent to $835 during FY12 (+$147 or 21% vs. FY11) due to the increase in the subscriber base (+7%), the appreciation of the guarani against the argentine peso (+9% annual) generating a conversion effect on the revenues and the rise of the revenues as a consequence of the increase in the subscriber base and the consumption. As of December 31, 2012, Núcleo’s subscriber base reached 2.3 million customers (+0.2 million vs. FY11). Prepaid and postpaid customers represented 81% and 19%, respectively in FY12.

III

The VAS revenues (Internet and data) amounted $421 (+$26% vs. FY11) and represent 50% of the revenues related to mobile services segment — Núcleo (vs. 49% in FY11).

Equipment

Revenues from equipment sales reached $2,028, +$441 or 28% vs. FY11. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of $443 vs. FY11. This increase was due to a combined effect between a decrease in the handsets sold (-5% vs. FY11) and an increase in the average price those sales (+34%), mainly due to the reduction of subsidy policy implemented on the sales and the upgrades by subscribers of their mobile handsets with postpaids plans and the increase in the sales of smartphones of prices higher than FY11.

Operating costs

Consolidated operating costs — including depreciations, amortizations and gain on disposal of PP&E — totaled $18,244 in FY12, which represents an increase of $3,549 or +24% vs. FY11. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina and the effects of the appreciation of the guarani against the argentine peso which impact on the operations  in Paraguay .

	Variation
	FY12	FY11	$	%
Employee benefit expenses and severance payments	(3,276)	(2,615)	(661)	25
Interconnection costs and other telecommunication charges	(1,707)	(1,497)	(210)	14
Fees for services, maintenance, materials and supplies	(2,113)	(1,723)	(390)	23
Taxes and fees with the Regulatory Authority	(2,020)	(1,607)	(413)	26
Commissions	(2,263)	(1,763)	(500)	28
Agent commissions capitalized as SAC	314	248	66	27
Cost of equipment and handsets	(2,506)	(2,110)	(396)	19
Cost of equipment and handsets capitalized as SAC	463	470	(7)	(1)
Advertising	(660)	(599)	(61)	10
Provisions	(153)	(225)	72	(32)
Bad debt expenses	(275)	(169)	(106)	63
Restructuring costs	(90)	—	(90)	n/a
Other operating expenses	(1,354)	(969)	(385)	40
Operating income before depreciation and amortization	(15,640)	(12,559)	(3,081)	25
Depreciation of PP&E	(1,792)	(1,538)	(254)	17
Amortization of SAC and service connection costs	(797)	(602)	(195)	32
Amortization of other intangible assets	(23)	(18)	(5)	28
Gain on disposal of PP&E	8	22	(14)	(64)
Total operating costs	(18,244)	(14,695)	(3,549)	24

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments totaled $3,276 (+661 or 25% vs. FY11), affected by an increase in the headcount and increases in salaries agreed by Telecom Argentina with various trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,808 at the end of FY12 (+3% vs. FY11), lines in service per employee reached 371 in the Fixed Services segment (slightly lower than FY11), 3,612 in the Personal mobile services segment (-4% vs. FY11) and 5,228 in the Núcleo mobile services segment (+6% vs. FY11).

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $1,707 (+$210 or 14% vs. FY11) mainly due to higher volume of traffic.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $2,113 (+$390 or 23% vs. FY11), mainly due to higher costs from the Call Centers in the mobile services segments generated by higher requirements to them and higher tariffs recognized to suppliers due to salaries increases given to their employees. There were also increases in the maintenance costs mainly due to higher costs recognized to suppliers.

IV

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) reached $2,043 (+25% vs. FY11), influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher municipal taxes.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) were $2,263 (+$500 or 28% vs. FY11), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

In the other hand, agent commissions capitalized as SAC totaled $314, +$66 or 27% vs. FY11 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

Cost of equipment and handsets

Cost of equipments and handsets totaled $2,506 (+$396 or 19% vs. FY11) mainly due to an increase in the average price per unit (+26% vs. FY11) and a decreased in the number of handsets sold (-5% vs. FY11).

In the other hand, deferred costs from SAC on postpaid subscribers totaled $463, -$7 or 1% vs. FY11.

Advertising

Advertising amounted to $660 (+$61 or 10% vs. FY11), oriented towards the support of the commercial activity in Fixed Services - mainly in the Internet business — (+$17 vs. FY11) and in mobile services (+$36 vs. FY11) and to strengthen the brand position of the Telecom Group.

Provisions

Provisions totaled $153, -$72 or -32% vs. FY11. The decrease was mainly due to lower charges related to labor claims amounting to $69 and to regulatory and tax claims amounting to $21, offset with a higher charge related to civil and commercial proceedings amounting to $18 vs. FY11.

Bad debt expenses

Bad debt expenses reached $275 (+$106 vs. FY11), representing approximately 1.2% of the consolidated net sales in FY12 vs. 0.9% in FY11. The increase is observed mainly in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables, mainly related to internet mobile costumers.

Restructuring costs

Restructuring costs were originated by the implementation of the restructuring plan affecting Telecom Argentina and Telecom Personal, which is estimated to be concluded during the first quarter of 2013 and involves the dismissal of about 90 members of middle and upper management. As of December 31, 2012, 45 dismissals has been made effective, 40 employees of Telecom Argentina and 5 employees of Personal, for a total amount of $36.The remaining $54 has been accrued.

Other operating costs

Other operating costs totaled $1,354 (+$385 vs. FY11). The increase was mainly due to the subsidies’ elimination on certain public services (principally energy, +$125 or +100% vs. FY11) and to higher prices on related services, especially in Transportation, freight and travel expenses in the operations in Argentina.

V

•                  Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $6,556 (+$587 or 10% vs. FY11), representing 30% of consolidated net sales in FY12 vs. 32% in FY11. This growth was mainly fueled by the Mobile business in Argentina and Paraguay (+$552 or +13% vs. FY11).

Depreciation and amortization

Depreciation and amortization reached $2,612 (+$454 or 21% vs. FY11). The increase in PP&E depreciation reached $254, in amortization of SAC +$195 and in amortization of other intangible assets totaled $5.

Gain on disposal of PP&E

The gain amounted to $8, -$14 vs. FY11 and mainly corresponds to the Fixed Services segment.

•                 Operating income

Operating income reached $3,952 in FY12 (+$119 or +3% vs. FY11). The margin represented 18% in FY12 (vs. 21% in FY11).The Mobile business — Personal is the main growth business (+$148 vs. FY11).

•                  Financial results, net

Financial results amounted to a net gain of $187, an improvement of $187 vs. FY11. This was mainly due to higher net financial interest (+$172 vs. FY11), due to the higher return on the Telecom Group’s net financial asset, and due to a lower financial charge related to provisions ($34 vs. FY11), offset with higher exchange differences losses (including the effect of derivatives) amounting to $30.

•                  Net income

Nortel reached a net income of $2,675 in FY12, +$236 or 10% when compared to FY11. Net income attributable to Nortel reached $1,413 in FY12, +$140 or 11% when compared to FY11.

•                  Net financial assets

As of December 31, 2012, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $3,654, showing an increase of $1,328 as compared to December 31, 2011 (totalized $2,326) mainly due to an increase in the cash flow generated by the operations of the Telecom Group. The Fixed Services segment has net financial assets of $1,454, the Personal Mobile Services has net financial assets of $2,295, the Núcleo Mobile Services segment has net financial debt of $101 and Nortel segment has net financial assets of $6.

•                  Capital expenditures (CAPEX)

During FY12, the Telecom Group invested $3,257 in PP&E and intangible assets (+2% vs. FY11), of which $1,429 or 44% were allocated to the Fixed Services segment (43% in FY11), $1,635 or 50% to the Personal Mobile Services segment (52% in FY11) and $193 or 6% to the Núcleo Mobile Services segment (5% in FY11). In relative terms, CAPEX reached 15% of consolidated net sales of FY12 (17% in FY11), and were mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment, special projects equipment and SAC.

PP&E CAPEX amounted to $2,415 in tangible assets and $842 in intangible assets in FY12, while in FY11 amounted to $2,318 and $874, respectively.

Likewise, during FY12 PP&E and intangible assets additions (CAPEX plus materials additions amounting to $159) amounted to $3,416 (+2% vs. FY11), of which $1,547 or 45% were allocated to the Fixed Services segment (vs. 46% in FY11), $1,679 or 49% to the Personal Mobile Services segment (vs. 49% in FY11) and $190 or 6% to the Núcleo Mobile Services segment (vs. 5% in FY11).

VI

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to the customers; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile customers.

3.              Summary comparative consolidated statements of financial position

	December 31,
	2012	2011	2010	2009
Current assets	7,000	5,516	3,837	2,927
Non-current assets	10,826	9,874	8,702	7,916
Total assets	17,826	15,390	12,539	10,843
Current liabilities	5,895	5,958	5,160	4,208
Non-current liabilities	1,768	1,635	1,634	2,217
Total liabilities	7,663	7,593	6,794	6,425
Equity attributable to Nortel	5,457	4,022	2,739	1,837
Equity attributable non-controlling interest	4,706	3,775	3,006	2,581
Total Equity	10,163	7,797	5,745	4,418
Total liabilities and equity	17,826	15,390	12,539	10,843

4.              Summary comparative consolidated income statements

	FY12	FY11	FY10	FY09
Revenues and other income	22,196	18,528	14,652	12,191
Operating costs	(18,244)	(14,695)	(11,499)	(9,584)
Operating income	3,952	3,833	3,153	2,607
Financial results, net	187	—	(292)	(520)
Net income before income tax expense	4,139	3,833	2,861	2,087
Income tax expense	(1,464)	(1,394)	(1,076)	(798)
Net income	2,675	2,439	1,785	1,289
Other comprehensive income, net of tax	90	27	18	20
Total comprehensive income	2,765	2,466	1,803	1,309
Net comprehensive income attributable to Nortel	1,446	1,283	902	645
Net comprehensive income attributable to non-controlling interest	1,319	1,183	901	664

5.              Statistical data (in physical units)

•                  Fixed services

Voice and data services

	2012		2011		2010		2009		2008
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,806,186	776	3,796,912	(4,689)	3,835,567	132	3,852,159	1,280	3,848,369	(34)
NGN lines	1,044,368	39,795	995,618	21,632	853,410	32,528	742,884	64,464	594,260	136,160
Installed lines (a)	4,850,554	40,571	4,792,530	16,943	4,688,977	32,660	4,595,043	65,744	4,442,629	136,126

Lines in service (b)	4,127,858	(11,927)	4,141,135	9,568	4,107,082	20,305	4,060,260	16,263	4,010,056	24,304

Customers lines (c)	4,045,157	(11,121)	4,056,834	9,566	4,019,059	21,086	3,967,427	17,260	3,915,319	25,525

Public phones installed	36,813	(835)	40,079	(533)	44,846	(790)	50,275	(1,368)	58,375	(2,866)

Lines in service per 100 inhabitants (d)	20.6	(0.1)	20.8	—	20.8	0.1	20.7	—	20.6	0.1

Lines in service per employee (e)	371	2	373	1	379	9	366	5	358	11

(a)              Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).

(b)             Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of June 30, 2012, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.

(c)              The number of customers is measured in relation to the physical occupation of network resources.

(d)             Corresponding to the Northern Region of Argentina.

(e)              Defined as lines in service / number of actual employees.

VII

Internet

	2012		2011		2010		2009		2008
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,629,000	17,000	1,550,000	45,000	1,380,000	50,000	1,214,000	44,000	1,032,000	68,000

•                  Mobile services

Personal

	2012		2011		2010		2009		2008
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,386,000	33,000	2,178,000	85,000	1,805,000	81,000	1,591,000	35,000	1,423,000	89,000

“Cuentas claras” plans	3,477,000	136,000	3,139,000	161,000	2,796,000	29,000	2,709,000	(14,000)	2,807,000	116,000

Prepaid subscribers	12,720,000	(11,000)	12,414,000	132,000	11,426,000	190,000	10,051,000	421,000	8,303,000	404,000

Dongles (*)	392,000	(92,000)	462,000	29,000	306,000	45,000	124,000	39,000	31,000	14,000

Total subscribers	18,975,000	66,000	18,193,000	407,000	16,333,000	345,000	14,475,000	481,000	12,564,000	623,000

Lines per employee	3,612	—	3,774	—	3,738	—	3,810	—	3,411	—

Núcleo

	2012		2011		2010		2009		2008
December 31,	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	30,000	1,000	29,000	1,000	25,000	—	24,000	—	24,000	(1,000)

“Plan control” subscribers	261,000	12,000	220,000	7,000	191,000	11,000	153,000	4,000	140,000	(6,000)

Prepaid subscribers	1,872,000	12,000	1,792,000	53,000	1,604,000	—	1,605,000	14,000	1,647,000	13,000

Dongles (*)	132,000	7,000	100,000	10,000	48,000	12,000	12,000	4,000	—	—

Subtotal cellular	2,295,000	32,000	2,141,000	71,000	1,868,000	23,000	1,794,000	22,000	1,811,000	6,000

Internet subscribers - Wimax	6,000	(1,000)	8,000	—	10,000	—	12,000	—	15,000	2,000

Total subscribers	2,301,000	31,000	2,149,000	71,000	1,878,000	23,000	1,806,000	22,000	1,826,000	8,000

Lines per employee (**)	5,228	—	4,945	—	4,512	—	4,251	—	4,251	—

(*)   Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.

(**)  Internet Wimax subscribers are not included.

6.              Consolidated ratios

December 31,	2012	2011
Liquidity (1)	1.19	0.93
Solvency (2)	1.33	1.03
Locked-up capital (3)	0.61	0.64
Profitability(4)	0.30	0.36

(1)         Current assets/Current liabilities.

(2)         Total equity/Total liabilities.

(3)         Non-current assets/Total assets.

(4)         Net income/Total Equity Average

7.              Outlook

According to the estimation made by our controlled company Telecom in 2013 the growth prospects for fixed line services is expected to continue in line with the evolution experienced in recent years as a result of the market maturity and international industry trends. Arnet Broadband business got well-positioned to continue to capture market opportunities. Also, the launch of Arnet Play in 2011 enabled Telecom Argentina to operate in the video streaming content access market.

VIII

With regard to prices, in the Fixed Services segment, the implementation of the Letter of Understanding of March 6, 2006 executed with the National Government is still pending and the rate adjustments of regulated services is also yet to be implemented. Both would restore Telecom Argentina’s financial and economic equation and allow the Company to introduce development and technological innovation in network infrastructure. Constant pressures on the Company’s cost structure accentuate this need.

The Management of Telecom considers that in 2013 the mechanism of contribution to SU Fund and the compensation for incumbent operators of economic and financial losses incurred in services rendered since 2001, to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services, should be reviewed. The definition of new criteria for mobile operators is expected, who have not reached the maximum radio spectrum prescribed by regulation, to increase their range, so as to make feasible the provision of mobile services with the quality that investments in infrastructure allow. The regulatory authority should work with operators so as municipalities enable operators to install the necessary sites to improve their network coverage.

The mobile business is expected to continue expanding, although at more moderate rates than those of recent years. Mobile Internet is expected to continue to gain further presence among our customer base. Value Added Services are expected to continue to be one of the key sources of revenues growth (in 2012, Value Added Services accounted for about 53% of service revenues). Personal is expected to continue to work on expanding the mobile Internet experience, after the resolution of the spectrum requirements mentioned above. Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in the operation of Personal in the Argentine market.

Mobile operation, which has consistently increased its share in the Argentine market, has successfully implemented Number Portability in early 2012, and is estimated that satisfactory results achieved in 2012 will continue in the coming year.

To provide customers with new and better services, the Telecom Group will continue with its investment plans that are expected to require expenditures in 2013 of approximately 17% of the estimated revenues for 2013. Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and support systems. Personal will enhance its network infrastructure by expanding coverage of its 3G and HSDPA+ technology and bandwidth for mobile data transmissions and commercial systems improvements.

The strategy implemented by the Telecom Group’s Management and described in this Annual Report sets forth the basic standards that Management believes will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market in which it operates. The investment plans of the Telecom Group are based on this future vision and on the commitment of the Telecom Group to our country and its people.

Patrizio Graziani
President

IX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 25, 2013	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager